UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2022

POTLATCHDELTIC CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-32729	82-0156045
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 West First Avenue, Suite 1600 Spokane, Washington	99201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 509 835-1500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1 par value)	PCH	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 29, 2022, PotlatchDeltic Corporation, a Delaware corporation (“PotlatchDeltic”) and Horizon Merger Sub 2022, LLC, a Delaware limited liability company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with, CatchMark Timber Trust, Inc., a Maryland corporation (“CatchMark”) and CatchMark Timber Operating Partnership, L.P. a Delaware limited partnership (the “Partnership”).

Pursuant to the Merger Agreement, CatchMark will be merged with and into Merger Sub (the “Company Merger”), with Merger Sub surviving the Company Merger. Immediately following the Company Merger, the Partnership will be merged with and into Merger Sub (the “Partnership Merger” and together with the Company Merger, collectively the “Mergers”), with Merger Sub surviving the Partnership Merger. Capitalized terms used below but not defined herein have the respective meanings assigned thereto in the Merger Agreement.

The board of directors of PotlatchDeltic (the “Board”) has unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

Merger Consideration

At the effective time of the Company Merger, each issued and outstanding share of CatchMark’s Class A common stock (the “Common Stock”), other than those shares held by CatchMark, the Partnership, PotlatchDeltic, Merger Sub or any of their respective wholly owned subsidiaries, will be converted into the right to receive 0.230 shares of common stock of PotlatchDeltic plus the right, if any, to receive cash in lieu of fractional shares of common stock of PotlatchDeltic (the “Merger Consideration”).

Immediately prior to the effective time of the Company Merger, any and all outstanding issuance and forfeiture conditions on any Common Stock subject to an award of Common Stock granted under CatchMark’s equity incentive plans that is unvested or subject to a substantial risk of forfeiture will be deemed satisfied in full and on a fully vested basis (at maximum performance to the extent applicable), and convert into the Merger Consideration.

Immediately prior to the effective time of the Partnership Merger (i) each issued and outstanding unvested LTIP Unit of the Partnership will automatically become fully vested at maximum performance, to the extent applicable and (ii) immediately after such vesting, each vested LTIP Unit of the Partnership that is eligible for conversion into Partnership OP Units will automatically convert into common units of the Partnership (the “Partnership OP Units”).

At the effective time of the Partnership Merger, each of the issued and outstanding Partnership OP Units, other than those held by CatchMark, the Partnership, PotlatchDeltic, Merger Sub or any of their respective wholly owned subsidiaries, will automatically convert into the Merger Consideration.

Governance; Other Matters

Effective as of immediately after the effective time of the Company Merger, one member of the board of directors of CatchMark (the “CatchMark Board”) selected by CatchMark will be appointed to the board of directors of PotlatchDeltic (the “CatchMark Designated Director”). From the Closing until immediately after the first annual meeting of stockholders of PotlatchDeltic occurring after the Closing, PotlatchDeltic must take actions reasonably necessary to cause the CatchMark Designated Director to be appointed to the board of directors of PotlatchDeltic.

Following the effective time of the Company Merger, PotlatchDeltic will use commercially reasonable efforts to establish a regional office in Atlanta, Georgia.

Closing Conditions

The consummation of the Mergers is subject to certain closing conditions, including (i) the approval of the Company Merger by the holders of a majority of the outstanding Common Stock of CatchMark, (ii) the absence of any temporary restraining order, injunction or other legal order, and law being enacted, which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers, (iii) the Form S-4 to be filed by PotlatchDeltic in connection with common stock of PotlatchDeltic to be issued in the Mergers being declared effective, (iv) the shares of common stock of PotlatchDeltic to be issued in the Mergers will have been approved for listing on Nasdaq, (v) the receipt of certain legal opinions by PotlatchDeltic and CatchMark and (vi) other customary conditions specified in the Merger Agreement.

Representations, Warranties and Covenants

Each of CatchMark, the Partnership, PotlatchDeltic and Merger Sub made representations and warranties in the Merger Agreement. Each of CatchMark and the Partnership has also agreed to various customary covenants and agreements, including, subject to certain exceptions, (i) to conduct its business in all material respects in the ordinary course of business and in a manner consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Mergers and (ii) to call and hold a stockholder meeting and recommend that CatchMark’s stockholders adopt the Merger Agreement. Each of PotlatchDeltic and CatchMark agreed not to make, declare or set aside any dividend or other distribution to its respective stockholders or shareholders without the prior written consent of the other party, except that upon written notice to the other party, (i) CatchMark may authorize and pay (i) quarterly distributions at a rate not in excess of $0.075 per share per quarter and (ii) the regular distributions that are required to be made in respect of the Partnership LTIP Units and the Partnership OP Units in connection with any dividends paid on the Common Stock of CatchMark in accordance with the terms of the partnership agreement of the Partnership and (ii) PotlatchDeltic may authorize and pay quarterly distributions at a rate not in excess of $0.44 per share per quarter.

CatchMark agreed not to (i) solicit proposals relating to certain alternative transactions, (ii) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party, (iii) approve or enter into any agreements providing for any such alternative transaction, subject to certain exceptions to permit members of the CatchMark Board to comply with their duties as directors under applicable law, or (iv) propose or agree to do any of the foregoing. Notwithstanding these “no-shop” restrictions, prior to obtaining CatchMark stockholder approval, under specified circumstances the CatchMark Board may change its recommendation of the transaction, and CatchMark may also terminate the Merger Agreement to accept a superior proposal upon payment of the termination fee described below.

Termination of the Merger Agreement

The Merger Agreement may be terminated under certain circumstances, including by either PotlatchDeltic or CatchMark if the Mergers have not been consummated on or before 5:00 p.m. (New York time) on November 29, 2022, if a final and non-appealable order is entered enjoining or otherwise prohibiting the Mergers, or if CatchMark’s shareholders shall have voted at the special meeting held to consider the approval of the Company Merger and the Company Merger is not approved.

The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, CatchMark may be required to pay to PotlatchDeltic a termination fee of $19,384,231. However, the termination fee payable by the CatchMark to PotlatchDeltic will be $9,692,116 if the Merger Agreement is terminated before the end of the “Window Period End Time” by (i) CatchMark in order for CatchMark to accept a superior proposal from a “Qualified Bidder” or (ii) PotlatchDeltic because the CatchMark Board changed its recommendation that CatchMark’s stockholders approve the Company Merger as the result of a superior proposal from a “Qualified Bidder.” Under the terms of the Merger Agreement, a “Qualified Bidder” is a bidder that has delivered an acquisition proposal on or prior to 11:59 p.m. (New York time) on June 28, 2022 with respect to which, on or prior to such date, the CatchMark Board concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constituted or would reasonably be expected to lead to a superior proposal (provided that such bidder will cease to be a “Qualified Bidder” if its acquisition proposal is withdrawn, terminates or expires after June 28, 2022). In addition, the term “Window Period End Time” in the Merger Agreement means, with respect to a Qualified Bidder, the later of (i) 11:59 p.m. (New York time) on July 13, 2022 and (ii) one business day after the end of a required notice period with respect to a superior proposal by such Qualified Bidder provided that such notice period (as may be extended) began on or prior to 11:59 p.m. (New York time) on July 13, 2022.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included in this Current Report of Form 8-K to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about CatchMark. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to contractual standards of “materiality” and “material adverse effect” applicable to the contracting parties that differ from those applicable to investors or under applicable securities laws. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of CatchMark or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CatchMark’s public disclosures.

Item 8.01 - Other Events

On May 31, 2022, PotlatchDeltic and CatchMark issued a press release announcing the Merger. A copy of the press release is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed Merger involving PotlatchDeltic and CatchMark. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by PotlatchDeltic with the SEC through the website maintained by the SEC at www.sec.gov or by contacting PotlatchDeltic’s Investor Relations by telephone at (509) 835-1521 or by mail at 601 West First Avenue, Suite 1600, Spokane Washington 99201. In addition, investors will be able to obtain free copies of the documents filed with the SEC on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference).

PotlatchDeltic and its directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the Merger. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic using the contact information above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements made in this communication and related statements that express PotlatchDeltic’s or its management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the Merger on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the Company Merger; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the Mergers, and identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the Merger Agreement; and other factors described in PotlatchDeltic’s reports filed with the SEC, including its annual report for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of May 29, 2022, by and among PotlatchDeltic Corporation, Horizon Merger Sub 2022, LLC, CatchMark Timber Trust, Inc. and Catchmark Timber Operating Partnership, L.P.*

99.1	Press Release, dated May 31, 2022, announcing the execution of the Merger Agreement

104	Cover Page interactive data file (Embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PotlatchDeltic Corporation

May 31, 2022	By:	/s/ Michele L. Tyler
Michele L. Tyler
Vice President, General Counsel and Corporate Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

POTLATCHDELTIC CORPORATION,

HORIZON MERGER SUB 2022, LLC,

CATCHMARK TIMBER TRUST, INC.,

and

CATCHMARK TIMBER OPERATING PARTNERSHIP, L.P.

Dated as of May 29, 2022

Exhibit A	Form of Company Counsel Tax Opinion
Exhibit B	Form of Company Counsel Section 368 Opinion
Exhibit C	Form of Parent Counsel Tax Opinion
Exhibit D	Form of Parent Counsel Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2022 (this “Agreement”), is entered into by and among PotlatchDeltic Corporation, a Delaware corporation (“Parent”), Horizon Merger Sub 2022, LLC, a Delaware limited liability company (“Merger Sub” and, together with Parent, the “Parent Parties”), CatchMark Timber Trust, Inc., a Maryland corporation (the “Company”), and CatchMark Timber Operating Partnership, L.P., a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”). Parent, Merger Sub, the Partnership and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, it is proposed that at the Company Merger Effective Time, the Company and Merger Sub shall merge pursuant to the Company Merger, in which each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Common Shares”) issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, it is further proposed that at the Partnership Merger Effective Time, Merger Sub and the Partnership shall merge pursuant to the Partnership Merger, in which each of the Common Units of the Partnership, as defined in the Partnership Agreement (as defined below) (any such Common Unit, a “Partnership OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Merger Consideration;

WHEREAS, each of the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company (the “Company Board”) has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including (in the case of the Company and Parent) the Company Merger and the Partnership Merger, to be advisable and in the best interests of Parent and the Company, respectively, and the stockholders of Parent and the stockholders of the Company, respectively, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve the consummation by Merger Sub of the transactions contemplated hereby;

WHEREAS, the Company, in its capacity as the general partner of the Partnership, has taken all actions required for the execution of this Agreement by the Partnership and to approve the consummation by the Partnership of the transactions contemplated hereby;

WHEREAS, Parent has taken all actions required for the execution of this Agreement, and to approve the consummation of the transactions contemplated hereby, including the Company Merger and the Partnership Merger, as applicable;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and hereby is adopted as, a separate plan of reorganization for the Company Merger for purposes of Sections 354, 361, and 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

Definitions

Section 1.1 Certain Definitions.

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (other than any of the Parent Parties or their Subsidiaries) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company that would result in any Person beneficially owning more than 20% of the outstanding voting securities of the Company, as the case may be, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of its or the Company Subsidiaries’ assets (including stock or other ownership interests of the Company Subsidiaries) representing more than 20% of the assets of the Company and the Company Subsidiaries, on a consolidated basis, (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than 20% of the outstanding voting securities of the Company or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than 20% of the outstanding shares of the outstanding voting securities of the Company or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than 20% of the outstanding voting securities of the Company, or any successor thereto or parent company thereof; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions with the Parent Parties contemplated by this Agreement.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York or Baltimore, Maryland.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to an Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Company Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended and supplemented and in effect on the date hereof.

“Company Charter” means the Charter of the Company, as amended and supplemented and in effect on the date hereof.

“Company Credit Facilities” means (a) the credit facilities provided under the Company Debt Agreements and (b) any loan or note secured by any mortgage of the Company or the Company Subsidiaries.

“Company Datasite” means that certain datasite maintained by the Company at Intralinks.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Company Debt Agreements” means that certain Fifth Amended and Restated Credit Agreement, dated as of December 1, 2017, by and among CatchMark Timber Trust, Inc. and its wholly-owned subsidiaries, CatchMark Timber Operating Partnership, L.P., CoBank, ACB, AgFirst Farm Credit Bank, Cooperatieve Rabobank U.A., New York Branch, and certain financial institutions named therein, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement, together with that certain Fourth Amended and Restated Security Agreement, dated as of December 1, 2017 and that certain Fourth Amended and Restated Pledge Agreement, dated as of December 1, 2017, in each case entered into in connection therewith.

“Company Equity Incentive Plans” means the (a) CatchMark Timber Trust, Inc. 2017 Incentive Plan and (b) CatchMark Timber Trust, Inc. 2021 Incentive Plan, including any subplans thereof, in each case as amended and in effect on the date hereof.

“Company’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1 of the Company Disclosure Schedule.

“Company Material Adverse Effect” means, with respect to the Company or any of the Company Subsidiaries, an Event that has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect others in the industries in which the Company and the Company Subsidiaries operate or own or lease properties, (c) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (including for the avoidance of doubt the Russian invasion of Ukraine), (e) natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, mudslides, wildfires, epidemics, pandemics, plagues, disease, outbreaks, manmade disasters or acts of God, (f) any decline in the market price, or change in trading volume, of the shares of the Company or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (g) any matter set forth in the Company Disclosure Schedule, (h) compliance by the Company and the Company Subsidiaries with applicable Law, (i) any Event arising out of COVID-19 or the implementation or compliance by the Company and the Company Subsidiaries of or with any COVID-19 Measures or (j) the pendency of the transactions contemplated hereby; provided, however, that such Events (i) in the case of the foregoing clauses (a), (b), (d) and (e), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in the industries and geographies in which the Company and the Company Subsidiaries operate, and (ii) in the case of the foregoing clause (f), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to others in the industries and geographies in which the Company and the Company Subsidiaries operate.

“Company Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or a Company Subsidiary has obligations or its assets are otherwise bound:

(a) that requires the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(b) that requires the Company or any Company Subsidiary to acquire assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c) that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $500,000;

(d) that constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $500,000;

(e) that obligates the Company or any Company Subsidiary to make aggregate expenditures in any twelve (12)-month period (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations otherwise identified as Material Contracts hereunder) in excess of $500,000, or aggregate expenditures of more than $1,000,000 over the remaining term of such contract, and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary;

(f) that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of the Company or any Company Subsidiary to engage in any line of business or conduct business in a geographic area or, following the Company Merger Effective Time, would so restrict or limit Parent or any Subsidiary of Parent;

(g) that is a joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary with a Third Party, or that sets forth, amends, modifies or supplements any party’s rights or obligations under any such contract, agreement or understanding;

(h) that constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $500,000;

(i) that contemplates the purchase or sale of logs, chips, timber or third-party timber cutting rights having a value in excess of $500,000 in any twelve (12)-month period or $1,000,000 in the aggregate over the remaining term of such contract;

(j) that contemplates the purchase, sale, option or leasing of minerals or mineral rights having a value in excess of $500,000 in any twelve (12)-month period or $1,000,000 in the aggregate over the remaining term of such contract;

(k) that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor (other than the Company Governing Documents and the organizational documents of the Company Subsidiaries) which, solely in the case of any such contracts providing indemnification to any such director, officer, employee or agent, would be material to the Company; or

(l) that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2021 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Company Option” means any option to purchase Company Common Shares granted under either of the Company Equity Incentive Plans, if any.

“Company Restricted Stock Award” means an award of Company Common Shares granted under either of the Company Equity Incentive Plans that is unvested or subject to a substantial risk of forfeiture.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 5, 2022, between Parent and the Company.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (including the “Delta” and “Omicron” variants).

“COVID-19 Measures” means (a) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), Families First Act and American Rescue Plan Act of 2021 or (b) any measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and the Company Subsidiaries (i) for the protection of the health or safety of the employees, partners, patients, vendors, service providers of, as applicable, the Company and the Company Subsidiaries or any other persons, or Parent and the Parent Subsidiaries or any other persons, (ii) to preserve the assets utilized in connection with the business of, as applicable, the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, or (iii) that are otherwise substantially consistent with actions taken by others in the industries or geographic regions in which the affected businesses of the Company or Parent or any of its respective Subsidiaries operate, in each case, in connection with or in response to COVID-19.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Law” means any Law (including common law), relating to the pollution, protection, or restoration of natural resources or the Environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any material permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign laws related to the payment of wages, including minimum wage and overtime wages.

“Fraud” means, with respect to a Party, actual fraud under Maryland Law involving a knowing and intentional misrepresentation of a fact, or omission of a fact, by such Party in the making of a representation or warranty by such Party set forth in Article IV or Article V, as the case may be, which misrepresentation or omission is material and upon which the other Party claiming fraud has reasonably relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or any hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law, including petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on the date that is thirty (30) days after the date of this Agreement.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) registered and unregistered copyrights, copyrightable works and database rights, (d) confidential and proprietary information, including trade secrets, knowhow, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material fact or Event that has occurred or arisen after the date of this Agreement, that was not known to the Company Board (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal or any matter relating thereto, (b) changes in the market price or trading volume of the capital stock of the Company or Parent or any of their respective Subsidiaries, or (c) the Company or Parent or any of their respective Subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, that, with respect to the foregoing clauses (b) and (c), any fact or Event giving rise to such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not falling into the foregoing clause (a) of this definition.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, in each case, used in the operation of the businesses of the Company and the Company Subsidiaries.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Nasdaq” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $1.00 per share.

“Parent Datasite” means that certain file sharing platform maintained by Parent at collaborate.perkinscoie.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Parent Equity Incentive Plans” means the following plans of the Parent Parties: the PotlatchDeltic Corporation Amended and Restated 2019 Long-Term Incentive Plan and the Potlatch Corporation 2014 Long-Term Incentive Plan.

“Parent Material Adverse Effect” means, with respect to Parent, Merger Sub or any of the Parent Subsidiaries, an Event that has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent, Merger Sub and the Parent Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (b) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect others in the industries in which Parent, Merger Sub and the Parent Subsidiaries operate or own or lease properties, (c) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (including for the avoidance of doubt the Russian invasion of Ukraine), (e) natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, mudslides, wildfires, epidemics, pandemics, plagues, disease, outbreaks, manmade disasters or acts of God, (f) any decline in the market price, or change in trading volume, of the shares of Parent or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), (g) any matter set forth in the Parent Disclosure Schedule, (h) compliance by Parent, Merger Sub and the Parent Subsidiaries with applicable Law, (i) any Event arising out of COVID-19 or the implementation or compliance by Parent, Merger Sub and the Parent Subsidiaries of or with any COVID-19 Measures, or (j) the pendency of the transactions contemplated hereby; provided, however, that such Events (i) in the case of the foregoing clauses (a), (b), (d) and (e), do not materially disproportionately affect Parent, Merger Sub and the Parent Subsidiaries, taken as a whole, in the industries and geographies in which Parent, Merger Sub and the Parent Subsidiaries operate, and (ii) in the case of the foregoing clause (f), do not materially disproportionately affect the Parent, Merger Sub and the Parent Subsidiaries, taken as a whole, relative to others in the industries and geographies in which Parent, Merger Sub and the Parent Subsidiaries operate.

“Parent Material Contract” means, with respect to Parent, Merger Sub or any of the Parent Subsidiaries, all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which Parent, Merger Sub or a Parent Subsidiary has obligations or its assets are otherwise bound that are required to be filed as an exhibit to the Parent’s Annual Report on Form 10-K on or after January 1, 2021 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Parent Significant Subsidiary” means the Parent Subsidiaries set forth in Section 1.1(a) of the Parent Disclosure Schedule.

“Parent’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1(b) of the Parent Disclosure Schedule.

“Parent Subsidiary REIT” means any Parent Subsidiary that intends to qualify as a REIT under the Code, if any.

“Partnership LTIP Unit” means a limited partnership interests in the Partnership designated as an “LTIP Unit” under the Partnership Agreement.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Personal Data” means all data that is subject to regulation by Privacy and Information Security Requirements applicable to the Company, including data identifying a natural person.

“Privacy and Information Security Requirements” means all applicable Laws, statutes, regulations, orders, contracts, and standards of all Governmental Authorities and other government and non-government regulatory bodies regulating the privacy and/or security of personally identifiable information, including but not limited to state laws providing for notification of breach of privacy or security of personally identifiable information and the Payment Card Industry Data Security Standards, to the extent that they are applicable and binding on the Company; the Company’s published privacy policy; any contractual obligations relating to privacy or information security into which the Company has entered.

“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(b)) that remains pending at the conclusion of the Initial Period and that the Company Board, during the Initial Period, concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall not be deemed to be a “Qualified Bidder” unless the Company shall have notified Parent by no later than 5:00 p.m. (New York time) on the first (1st) day immediately following the end of the Initial Period that such Person has satisfied such criteria; provided, further, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall immediately and irrevocably cease to be a “Qualified Bidder” if, at any time after the conclusion of the Initial Period, an Acquisition Proposal submitted by such Person is withdrawn, terminates or expires.

“Representative” of any Person means any Affiliate, officer, director, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board, including, to the extent deemed relevant by the Company Board, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such Acquisition Proposal are reasonably capable of being consummated) would be more favorable to the holders of the Company Common Shares than the transactions contemplated by this Agreement.

“Tax Returns” means all reports, returns, declarations, statements or other information filed or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, lease, premium, capital stock, payroll, employment, social security, net worth, estimated income, escheat, excise, duty, withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Termination Fee” means an amount equal to $19,384,231; provided, however, that, in the event the Termination Fee becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (a) by the Company pursuant to Section 9.1(e) with respect to a Superior Proposal by a Qualified Bidder or (b) by Parent pursuant to Section 9.1(f)(i) in response to a Change in Company Recommendation effected in compliance with Section 7.4(a)(iv) with respect to a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (a) or (b), “Termination Fee” means an amount equal to $9,692,116.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon in good faith by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, regardless of whether breaching was the intent and object of the act or the failure to act, and which in fact does cause a breach of this Agreement.

“Window Period End Time” means, with respect to a Qualified Bidder, the later of (a) 11:59 p.m. (New York time) on the date that is forty-five (45) days after the date of this Agreement and (b) 11:59 p.m. (New York time) on the first (1st) Business Day after the end of any Notice Period (including any extensions thereof pursuant to Section 7.4(a)(iv)) with respect to a Superior Proposal by such Qualified Bidder for which such Notice Period commenced on or prior to the date that is forty-five (45) days after the date of this Agreement.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	Section 7.4(a)(i)
Acquisition Agreement	Section 7.4(a)
Agreement	Preamble
Book-Entry Share	Section 3.1(a)(i)
Capitalization Reference Date	Section 4.3(a)
Certificate	Section 3.1(a)(i)
Certificate of Limited Partnership	Section 4.1(c)
Change in Company Recommendation	Section 7.4(a)(iii)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company Articles of Merger	Section 2.1(a)(ii)
Company Board	Recitals
Company Common Shares	Recitals
Company Counsel	Section 7.15(a)
Company Designated Director	Section 2.4(a)
Company Disclosure Schedule	Article IV
Company Employee Programs	Section 4.14(a)
Company Equity Award	Section 4.3(c)
Company Equity Awards	Section 4.3(c)
Company Governing Documents	Section 4.1(c)
Company Merger	Section 2.1(a)(i)
Company Merger Certificate	Section 2.1(a)(ii)
Company Merger Effective Time	Section 2.1(a)(ii)

Company Parties	Preamble
Company Preferred Shares	Section 4.3(a)
Company Properties	Section 4.12(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.8(a)
Company Stockholder Approval	Section 4.18
Company Stockholder Meeting	Section 7.1(c)
Company Subsidiaries	Section 4.1(b)
Company Subsidiary	Section 4.1(b)
Company Tax Protection Agreement	Section 6.1(v)
Continuing Employee	Section 7.8(a)
Continuing Employees	Section 7.8(a)
DLLCA	Section 2.1(a)(i)
Drop Dead Date	Section 9.1(b)(iii)
DRULPA	Section 2.1(b)(i)
DSOS	Section 2.1(a)(ii)
Encumbrances	Section 4.12(a)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Exchange Ratio	Section 3.1(a)(i)
Form S-4	Section 4.6
Fractional Share Consideration	Section 3.1(a)(i)
HCERA	Section 4.14(j)
Health Plan	Section 4.14(j)
Indemnified Parties	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Initial Press Release	Section 7.7
Intended Tax Treatment	Recitals
Interim Period	Section 6.1
Intervening Event Notice Period	Section 7.4(a)(v)
Letter of Transmittal	Section 3.4(c)
Maryland Court	Section 10.7(b)
Maximum Premium	Section 7.5(c)
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Certificate	Section 5.1(d)
Merger Sub Governing Documents	Section 5.1(d)
Merger Sub LLC Agreement	Section 5.1(d)
Mergers	Section 2.1(b)(i)
MGCL	Section 2.1(a)(i)
Notice Period	Section 7.4(a)(iv)
Other Filings	Section 7.2
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	Section 5.1(d)
Parent Charter	Section 5.1(d)
Parent Counsel	Section 7.15(a)
Parent Disclosure Schedule	Article V
Parent Employee Program	Section 7.8(c)
Parent Equity Award	Section 5.3(c)
Parent Equity Awards	Section 5.3(c)

Parent Governing Documents	Section 5.1(d)
Parent Parties	Preamble
Parent Properties	Section 5.11(a)
Parent SEC Reports	Section 5.7(a)
Parent Subsidiaries	Section 5.1(b)
Parent Subsidiary	Section 5.1(b)
Parent-Approved Transaction	Section 7.18
Parties	Preamble
Partnership Agreement	Section 4.1(c)
Partnership Governing Documents	Section 4.1(c)
Partnership Merger	Section 2.1(b)(i)
Partnership Merger Certificate	Section 2.1(b)(ii)
Partnership Merger Effective Time	Section 2.1(b)(ii)
Partnership OP Unit	Recitals
Party	Preamble
Permit	Section 4.7
PPACA	Section 4.14(j)
Proxy Statement/Prospectus	Section 3.4(a)
Qualified REIT Subsidiary	Section 4.11(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.21(a)
REIT	Section 4.11(b)
REIT Dividend	Section 7.17(b)
Sarbanes-Oxley Act	Section 4.8(a)
SDAT	Section 2.1(a)(ii)
Securities Laws	Section 4.8(a)
Stifel	Section 4.16
Superior Proposal Notice	Section 7.4(a)(iv)
Takeover Statutes	Section 4.25
Tax Protection Agreement	Section 4.11(m)
Taxable REIT Subsidiary	Section 4.11(f)
Transfer Taxes	Section 7.9(b)

Article II

The Mergers

Section 2.1 The Mergers.

(a) The Company Merger.

(i) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of Section 3-105 of the Maryland General Corporation Law, as amended (the “MGCL”), and the Delaware Limited Liability Company Act (the “DLLCA”) at the Company Merger Effective Time, the Company shall be merged with and into Merger Sub (the “Company Merger”). As a result of the Company Merger, the separate existence of the Company shall cease, and Merger Sub shall continue as the surviving entity of the Company Merger. The Company Merger will have the effects set forth in the MGCL and the DLLCA.

(ii) Parent shall cause the Company Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Company Merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) and a certificate of merger for the Company Merger (the “Company Merger Certificate”) with the Secretary of State of the State of Delaware (“DSOS”), in such form as required by, and executed in accordance with the relevant provisions of, the MGCL and the DLLCA, and (B) any other filings, recordings or publications required under the MGCL and the DLLCA, in connection with the Company Merger. The Company Merger shall become effective at 11:59 p.m. (New York time) on the Closing Date, with such date and time specified in the Company Articles of Merger, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Company Articles of Merger (such other date and time not to exceed thirty (30) days after the Company Articles of Merger are accepted for record by the SDAT and the DSOS) (the date and time the Company Merger becomes effective being the “Company Merger Effective Time”).

(b) Partnership Merger.

(i) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the DLLCA, at the Partnership Merger Effective Time (as defined below), the Partnership shall be merged with and into Merger Sub (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). As a result of the Partnership Merger, the separate existence of the Partnership shall cease, and Merger Sub shall continue as the surviving entity of the Partnership Merger. The Partnership Merger will have the effects set forth under the DRULPA and the DLLCA.

(ii) The Parties shall cause the Partnership Merger to be consummated by filing (A) a certificate of merger for the Partnership Merger (the “Partnership Merger Certificate”) with the DSOS, in such form as required by, and executed in accordance with the relevant provisions of, the DRULPA and/or the DLLCA, and (B) any other filings, recordings or publications required under the DRULPA and/or the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective immediately following the Company Merger Effective Time with such date and time specified in the Partnership Merger Certificate, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Partnership Merger Certificate (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”).

Section 2.2 Closing. The closing of the Mergers (the “Closing”) will take place, at the offices of King & Spalding LLP, 1180 Peachtree Street, Atlanta, Georgia 30309, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing to by the Parties (it being understood that the Company Merger Effective Time and the Partnership Merger Effective Time shall occur before the open of business on the first day following the Closing Date as specified herein). The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3 Organizational Documents.

(a) Company Merger. At the Company Merger Effective Time, the Merger Sub Governing Documents (as defined below), as in effect immediately prior to the Company Merger Effective Time, shall be the governing documents of the surviving entity of the Company Merger, until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions therein.

(b) Partnership Merger. At the Partnership Merger Effective Time, the Merger Sub Governing Documents, as in effect immediately prior to the Partnership Merger Effective Time shall be the governing documents of the surviving entity of the Partnership Merger, until thereafter amended in accordance with applicable Law and the applicable provisions therein.

Nothing in this Section 2.3 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.4 Directors and Officers; Governance; Other Matters.

(a) From and after the Company Merger Effective Time, the officers of Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the surviving entity of the Company Merger, each to hold office in accordance with the Merger Sub Governing Documents.

(b) From and after the Partnership Merger Effective Time, the officers of Merger Sub immediately prior to the Partnership Merger Effective Time shall be the officers of the surviving entity of the Partnership Merger, each to hold office in accordance with the Merger Sub Governing Documents.

(c) Unless otherwise agreed to by Parent and the Company prior to the Closing, Parent shall take such action as may be necessary so that, immediately after the Company Merger Effective Time, one (1) member of the Company Board selected by the Company prior to the mailing of the Proxy Statement/Prospectus, shall be appointed to the Parent Board (the “Company Designated Director”). From the Closing until immediately following the first annual meeting of stockholders of Parent occurring after the Closing, Parent shall take such action as may be necessary to cause the Company Designated Director, or an individual designated by the Company Designated Director, to be appointed to the Parent Board; provided, however, that the Company Designated Director or individual designated by the Company Designated Director must be reasonably acceptable to the nominating and governance committee of the Parent Board.

(d) Following the Company Merger Effective Time, Parent will use commercially reasonable efforts to establish a regional office in Atlanta, Georgia.

Section 2.5 Tax Consequences. For U.S. federal income tax purposes, the Parties intend the Intended Tax Treatment.

Article III

Effects of the Mergers

Section 3.1 Effect on Equity Interests.

(a) Company Common Shares. As of the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder of shares of the Company or any shares in Parent, the following shall occur:

(i) Conversion of Company Common Shares. Subject to Section 3.6, each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time, other than Company Common Shares to be canceled in accordance with Section 3.1(a)(ii), shall be automatically converted into the right to receive 0.230 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable Tax Law, plus the right, if any, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock (the “Fractional Share Consideration”) into which such Company Common Shares would have been converted pursuant to this Section 3.1(a)(i). All Company Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time evidenced Company Common Shares shall cease to have any rights with respect to such Company Common Shares, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(a)(i), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.4(e).

(ii) Cancelation of Company Common Shares. Each Company Common Share owned by any of the Company Parties or any wholly owned Company Subsidiary and each Company Common Share owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Company Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Adjustments. Without limiting the other provisions of this Agreement, the Exchange Ratio shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Common Shares, Partnership LTIP Units, Partnership OP Units or shares of Parent Common Stock, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares, Partnership LTIP Units, Partnership OP Units or shares of Parent Common Stock, as the case may be, outstanding after the date hereof and prior to the Company Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Shares, Partnership LTIP Units and Partnership OP Units with the same economic effect as contemplated by this Agreement prior to such event.

Section 3.2 Effect on Partnership Interests. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder of any Partnership LTIP Units, Partnership OP Units or shares in Parent, the following shall occur:

(a) General Partner Interests in Partnership. The general partner interests in the Partnership as of immediately prior to the Partnership Merger Effective Time shall be cancelled and no payment shall be made with respect thereto.

(b) Partnership OP Units.

(i) Conversion of Partnership OP Units. Subject to Section 3.6, each Partnership OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time, other than Partnership OP Units to be canceled in accordance with Section 3.2(b)(ii), shall be automatically converted into the Merger Consideration, without interest, but subject to any withholding required under applicable Tax Law, plus the right, if any, to receive pursuant to Section 3.8, the Fractional Share Consideration. All Partnership OP Units, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Partnership OP Units shall cease to have any rights with respect to such Partnership OP Units, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.2(b)(i), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.4(e).

(ii) Cancelation of Partnership OP Units. Each Partnership OP Unit owned by any of the Company Parties or any wholly owned Company Subsidiary and each Partnership OP Unit owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Partnership Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 3.3 Effect on Equity-Based Awards.

(a) Treatment of Partnership LTIP Units. Immediately prior to the Partnership Merger Effective Time, each issued and outstanding (i) unvested Partnership LTIP Unit shall automatically become fully vested (at maximum performance to the extent applicable) in accordance with the terms of the Company Equity Incentive Plans and award agreement or other agreement or document evidencing such Partnership LTIP Units and (ii) vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger Effective Time (including Partnership LTIP Units that vested in accordance with clause (i) of this Section 3.3(a)) shall automatically be converted into a Partnership OP Unit pursuant to the Partnership Agreement.

(b) Treatment of Company Restricted Stock Awards in Company Merger. Immediately prior to the Company Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any Company Common Shares subject to Company Restricted Stock Awards shall be deemed satisfied in full and on a fully vested basis (at maximum performance to the extent applicable), contingent upon the consummation of the Company Merger, and the holders of such Company Common Shares will be entitled to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time, the Merger Consideration in respect of each such Company Common Share, plus any Fractional Share Consideration that such Company Restricted Stock Award holder has the right to receive pursuant to the provisions of Section 3.8, less applicable Taxes and withholdings.

(c) Company Actions. Prior to the Company Merger Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this Section 3.3.

Section 3.4 Exchange of Certificates.

(a) Exchange Agent. Not less than five (5) days prior to the dissemination of the proxy statement/prospectus in definitive form relating to the Company Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(a)(i) and Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) an amount of shares of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(a)(i) equal to the aggregate Merger Consideration, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of Company Common Shares may be entitled pursuant to Section 3.4(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.4(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of Company Common Shares that were outstanding as of immediately prior to the Company Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Share, Partnership LTIP Unit, Partnership OP Unit and Transfer Books.

(i) From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Company Common Shares. From and after the Company Merger Effective Time, the holders of certificates (or book-entry shares) evidencing ownership of the Company Common Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Company Merger Effective Time, any certificates or book-entry shares evidencing ownership of the Company Common Shares outstanding immediately prior to the Company Merger Effective Time presented to the Exchange Agent, Parent, the Company or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the Company Common Shares formerly evidenced thereby.

(ii) From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership of Partnership LTIP Units or Partnership OP Units. From and after the Partnership Merger Effective Time, the holders of Partnership LTIP Units and Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership LTIP Units or Partnership OP Units, except as otherwise provided herein.

(c) Exchange Procedures. As soon as possible after the Company Merger Effective Time (but, in any event, no later than three (3) Business Days following the Company Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(i): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of Company Common Shares previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Merger Consideration payable in respect of the Company Common Shares previously represented by such Certificate pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and such Certificate so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d) Book-Entry Shares. Any holder of Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(i) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.1(a)(i) or distribution to which such holder is entitled pursuant to Section 3.4(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(i) shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time, the Merger Consideration in accordance with Section 3.1(a)(i), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any distribution to which such holder is entitled pursuant to Section 3.4(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or unsurrendered Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of Company Common Shares for six (6) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of Company Common Shares prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration subject to the terms and conditions of this Article III.

(g) No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund, as directed by the Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.4(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.4(e) and Section 3.8.

Section 3.5 Lost Certificates. If any Certificate (including, for the avoidance of doubt for this purpose, certificates or book-entry shares, as applicable, formerly evidencing Company Common Shares as of immediately prior to the Company Merger Effective Time) shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, Fractional Share Consideration and any dividends or distributions to which such holder of Company Common Shares is entitled pursuant to this Article III.

Section 3.6 Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Fractional Share Consideration (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.7 Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL or the DRULPA, shall be available with respect to the Mergers or other transactions contemplated hereby, including any remedy under Section 3-201 et seq. of the MGCL.

Section 3.8 No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares evidencing Company Common Shares, the conversion of Partnership OP Units pursuant to Section 3.2(b) or the conversion of Company Restricted Stock Awards pursuant to Section 3.3(b), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares or Company Restricted Stock Award converted pursuant to the Company Merger, and each holder of Partnership OP Units converted pursuant to the Partnership Merger, in each case, who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

Section 3.9 Structure.

(a) The Company Parties and the Parent Parties shall reasonably and in good faith cooperate with, and reasonably and in good faith consider any reasonable changes requested by, the Parent Parties or the Company Parties, as applicable, regarding the structure of the transactions contemplated herein, including entering into appropriate amendments to this Agreement; provided that any such changes do not have an adverse effect on Parent, the Company, their respective Subsidiaries or the holders of Company Common Shares, including any adverse effect on the time by which the Mergers may be consummated.

(b) Without limiting Section 3.9(a), unless Parent elects, in its sole discretion, to make or cause to be made the Tax Gross-Up Payment pursuant to the following sentence, Parent shall consider in good faith a change to the structure pursuant to which holders of Partnership OP Units, in the Partnership Merger, receive an interest in an “UPREIT” or “DownREIT” partnership (rather than the Merger Consideration) in a tax-deferred transaction on such terms as are mutually acceptable to Parent and the Company. If the Parties are not able to restructure the Partnership Merger in the manner described in the preceding sentence or Parent elects, in its sole discretion, to make the Tax Gross Up Payment, then each holder of Partnership OP Units shall be entitled to receive, in the Partnership Merger and in addition to the Merger Consideration, a cash payment equal to its applicable share of the Tax Gross-Up Payment. For purposes of this Agreement, “Tax Gross-Up Payment,” shall mean the lesser of (i) the amount of U.S. federal and state income taxes that would be payable in the aggregate by the holders of Partnership OP Units on gain recognized upon the receipt of the Merger Consideration (grossed up for additional taxes payable as a result of receipt of the Tax Gross-Up Payment) in the Partnership Merger, assuming each such holder is an individual resident for tax purposes in Georgia subject to the highest combined marginal U.S. federal and Georgia state income tax rates and taking into account the character of the income or gain (e.g., short-term or long-term capital gain), determined by mutual agreement of Parent and the Company or, if they cannot agree, by an independent Big Four accounting firm chosen by both Parent and the Company, or (ii) $11,000,000. The aggregate Tax Gross-Up Payment shall be equitably allocated among each holder of OP Units and LTIP Units as determined in good faith by the Company.

Article IV

Representations and Warranties of the Company Parties

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2021 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Company Parties delivered concurrently with the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Schedule shall qualify or modify the Section of this Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (i) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company Parties made herein and (ii) no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or (C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries is a party exists or has actually occurred), each of the Company Parties, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1 Existence; Good Standing; Compliance with Law.

(a) The Company is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland. Section 4.1(a) of the Company Disclosure Schedule lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation or other entity. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has all requisite corporate or other requisite entity power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) A true, correct and complete list of each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of organization and the Company’s direct or indirect ownership or other equity interest in each such Company Subsidiary, is listed in Section 4.1(b) of the Company Disclosure Schedule. Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(c) The Company has previously made available to Parent true, correct and complete copies of (i) the Company Charter, (ii) the Company Bylaws (together with the Company Charter, the “Company Governing Documents”), (iii) the Certificate of Limited Partnership of the Partnership (the “Certificate of Limited Partnership”), and (iv) the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”), in each case as amended and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which the Company is a party, including the Company Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Company, subject, with respect to the Company Merger, to receipt of the Company Stockholder Approval and to the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT and the filing of the Company Merger Certificate with the DSOS and, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. No other corporate or other proceedings on the part of the Company are necessary to authorize this Agreement or the Company Merger or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board, at a duly held meeting, has, on behalf of the Company and in its capacity as the general partner of the Partnership, has, by unanimous vote (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers and declared that the Mergers are advisable and in the best interests of the Company, and the Partnership, as applicable, (ii) directed that the Company Merger be submitted for consideration at the Company Stockholder Meeting, (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Company Merger (the “Company Recommendation”) and approved the inclusion of the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(a)(iv) and Section 7.4(a)(vi), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, and (iv) taken all appropriate and necessary action to render any and all limitations on ownership of Company Common Shares, as set forth in the Company Charter, inapplicable to the Company Merger and the other transactions contemplated by this Agreement.

(c) The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Partnership is a party, including the Partnership Merger. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger

Certificate with the DSOS. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3 Capitalization.

(a) The authorized shares of capital stock of the Company consist of 1,000,000,000 shares of the Company, including 900,000,000 Company Common Shares and 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Shares”). As of the close of business on March 31, 2022 (the “Capitalization Reference Date”), (i) 49,247,661 Company Common Shares (including Company Restricted Stock Awards) were issued and outstanding, (ii) no Company Preferred Shares were issued or outstanding, (iii) no Company Common Shares were subject to outstanding Company Options, (iv) an aggregate of 892,425 Company Common Shares were reserved for issuance pursuant to the terms of outstanding Partnership LTIP Units, Partnership OP Units, stock options, restricted stock units and other awards granted pursuant to the Company Equity Incentive Plans, (v) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the Company Restricted Stock Awards disclosed in the foregoing clause (iv) and the Partnership LTIP Units and the Partnership OP Units disclosed in Section 4.3(j)) with respect to the Company Common Shares or any other shares of capital stock or other equity interests of the Company were issued or outstanding, and (vi) the Company does not have any shares of capital stock or other equity interests issued or outstanding except as set forth in this sentence. Since the Capitalization Reference Date to the date of this Agreement, no shares of capital stock or other equity interests of the Company (or any equity-based awards or other rights with respect to shares of capital stock or other equity interest of the Company) have been issued, authorized or reserved for issuance other than, in each case, with respect to Company Common Shares reserved for issuance as described in clause (iv) above. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b) The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such stockholders or as a separate class).

(c) Section 4.3(c)(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of all outstanding equity awards as of the Capitalization Reference Date, including Company Restricted Stock Awards, granted by the Company under each of the Company Equity Incentive Plans (each, a “Company Equity Award” and, collectively, the “Company Equity Awards”), including the name of the Person to whom such Company Equity Awards have been granted, the number of Company Common Shares subject to each Company Equity Award, the date on which such Company Equity Award was granted, and the exercise price (if any) applicable to such Company Equity Award. All Company Common Shares to be issued pursuant to any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. As of the Capitalization

Reference Date, there were an aggregate of 725,287 Company Equity Awards outstanding. Other than the Company Equity Awards set forth in Section 4.3(c)(i) of the Company Disclosure Schedule, there are no other equity-based awards or other rights with respect to the Company Common Shares issued and outstanding under the Company Equity Incentive Plans or otherwise as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the applicable Company Equity Incentive Plan under which such Company Equity Award was issued. The treatment of the Company Equity Awards contemplated in Section 3.3(a) and Section 3.3(b) complies with the terms of the Company Equity Incentive Plans and applicable award agreements. Section 4.3(c)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of all Partnership OP Units and Partnership LTIP Units and the exact number and type (e.g., general, limited, etc.) of Partnership LTIP Units or Partnership OP Units held as of the Capitalization Reference Date.

(d) There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares, nor are there, to the Company’s Knowledge, any third-party agreements or understandings with respect to the voting of any such shares or equity interests or which restrict the transfer of any such shares or equity interests.

(e) Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, any partnership interests or any other securities of the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g) Neither the Company nor any Company Subsidiary has a “poison pill” or similar stockholder rights plan.

(h) Except as set forth in this Section 4.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of capital stock of the Company or other equity interests in any Company Subsidiary, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of capital stock of the Company or other equity interests in any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its shares of capital stock or other equity interests.

(i) All dividends or other distributions on the Company Common Shares and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j) The Company is the sole general partner of the Partnership. As of the Capitalization Reference Date the Company owned 99.76% of the Partnership OP Units. As of the Capitalization Reference Date, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 0.24% of the Partnership OP Units and 781,851 Partnership LTIP Units. Other than Partnership LTIP Units and Partnership OP Units set forth on Section 4.3(c)(ii) of the Company Disclosure Schedule, there are no other issued or outstanding equity interests of the Partnership. Since the Capitalization Reference Date to the date of this Agreement, no Partnership LTIP Units, Partnership OP Units or other equity interests of the Partnership have been issued, authorized or reserved for issuance. Except as set forth in this Section 4.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Partnership LTIP Units and Partnership OP Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 4.4 Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership LTIP Units and the Partnership OP Units disclosed pursuant to Section 4.3) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership LTIP Units and the Partnership OP Units identified in Section 4.3(c)(ii) of the Company Disclosure Schedule as being owned by a holder other than the Company, all issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5 Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 4.1(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

Section 4.6 Consents and Approvals; No Violations. Subject to receipt of the Company Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT and the filing of the Company Merger Certificate and the Partnership Merger Certificate with the DSOS, none of the execution, delivery or performance of this Agreement by the Company Parties, the consummation by the Company Parties of the transactions contemplated hereby or the compliance by the Company Parties or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Company Governing Documents or the Partnership Governing Documents, (ii) require any filing by any of the Company Parties or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Company Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE and Nasdaq, as applicable, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7 Compliance with Applicable Laws. Since January 1, 2021, none of the Company or any Company Subsidiary has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.13 or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12 and Section 4.13, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2021, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 4.8 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Company Parties has, since January 1, 2021, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership. Neither the Company nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c) There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of the Company or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of the Company dated as of December 31, 2021 (including the notes thereto) included in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2021.

(d) Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since December 31, 2021, the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (i) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (ii) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 4.9 Litigation. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes. From January 1, 2022 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of Company Common Shares); (b) any Company Material Contracts entered into by the Company or any of the Company Subsidiaries; (c) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Taxes.

(a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b) The Company, (i) for all taxable years commencing with its taxable year ending December 31, 2009 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify for taxation as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify for taxation as a REIT for the taxable year that will end with the consummation of the Company Merger, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify for taxation as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s Knowledge, threatened.

(c) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e) The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any similar provisions or any elections made thereunder.

(f) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of the date of its acquisition directly or indirectly by the Company or its formation has been a corporation for United States federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”). Section 4.11(f) of the Company Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, “partnership” or entity disregarded from its owner, controlled foreign corporation or passive foreign investment company.

(g) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition directly or indirectly by the Company or its formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h) Taking into account all distributions to be made by the Company prior to the Company Merger Effective Time, the Company will have paid dividends for U.S. federal income tax purposes to its stockholders in its taxable year ending with the Company Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Company Merger and to eliminate real estate investment trust taxable income as described in Section 857(b) of the Code for such taxable year, and the calculation of such amounts shall be provided to Parent for its review and comment.

(i) Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(j) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(k) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(l) There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(m) There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business, in each case the primary purpose of which is not Taxes). There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its Subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its Subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(n) Neither the Company nor any Company Subsidiary is or has been a party to any “listed transaction” as such term is defined in Treasury Regulations 1.6011-4(b)(2).

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is a Company Subsidiary that is a Taxable REIT Subsidiary of the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p) To the Company’s Knowledge, there is not any prior or current ownership of the Company’s Common Shares (through the date hereof) that would prevent the Company from qualifying as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(q) Neither the Company nor any of the Company Subsidiaries (nor any member of a separate affiliated group (as defined in section 355(b)(3)(B) of the foregoing) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) at any time since December 7, 2015 or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(r) Section 4.11(r) of the Company Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(s) Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(t) Neither the Company nor any Company Subsidiary will be required for Tax purposes to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date, taking into account the Merger and the other transactions contemplated by this Agreement, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction made or entered into on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(u) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Intended Tax Treatment.

(v) Neither the Company nor any of the Company Subsidiaries (i) has, or has ever had, a permanent establishment (within the meaning of an applicable income Tax treaty) in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident (other than withholding Tax collected at source).

(w) Neither the Company nor any of the Company Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 4.12 Properties.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns fee simple title to, or has a leasehold interest in or an equivalent contractual right to conduct all or a portion of the Company’s business upon, each of the real properties identified as owned by the Company in the Company SEC Reports (collectively, the “Company Properties”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b) Section 4.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy, lease or sublease any real properties at some future date.

(c) There are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(d) Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), in each case taken as a whole, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(e) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, or mineral or subsurface rights granted to or retained by another, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(f) To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g) Section 4.12(g) of the Company Disclosure Schedule lists all ground leases (whether as lessor or lessee) affecting the interest of the Company or any Company Subsidiary in the Company Properties in effect as of the date hereof, true and complete in all material respects copies of which ground leases were made available to Parent on the Company Datasite prior to the date hereof.

(h) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has taken any action which would disqualify portions of any Company Properties now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

(i) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no boundary disputes relating to any Company Properties and no encroachments materially and adversely affecting the use of any Company Properties and (ii) with respect to each Company Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Company and each Company Subsidiary as presently conducted to the extent related to such Company Property.

Section 4.13 Environmental Matters.

(a) The Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or have liability under any Environmental Law the subject of which remains unresolved, except, as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for the Company or any Company Subsidiary.

(d) Since January 1, 2021, neither the Company nor any Company Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by the Company or the Company Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of every material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, other welfare benefit, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program, policy, or agreement that is currently maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary or their respective ERISA Affiliates would have any material liability (“Company Employee Programs”).

(b) Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c) Each Company Employee Program complies in form and has been administered in accordance with the requirements of applicable Law, including ERISA and the Code, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No Company Employee Program or any other employee benefit plan maintained, sponsored or contributed to by the Company or any ERISA Affiliate now or at any time within the previous six (6) years was subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37), and no liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Company, including by virtue of any ERISA Affiliate, with respect to any such plan. None of the Company Employee Programs is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Program satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and all applicable guidance issued thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Employee Program), and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by any participant or beneficiary in any such Company Employee Program.

(e) All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law.

(f) No material liability or Action has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business).

(g) No Company Employee Program provides for post-termination or retiree medical benefits (other than under Section 4980B of the Code) to any current or future retiree or former employee.

(h) Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Company Merger will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any director, officer, employee, agent or other service provider of the Company, (ii) result in any payment or benefit to any person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code), or (iii) result in any violation of, default under, or limitation on the ability of the Company or any Company Subsidiary to amend or terminate, any Company Employee Program. No Company Employee Program provides for the gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code or otherwise.

(i) There have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program and none of the Company or any of its ERISA Affiliates has engaged in any prohibited transaction, in any case that have not been corrected in full, except, in either case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) The Company, and each Company Employee Program that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”), (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and the regulations and guidance issued thereunder, and (ii) has been in compliance in all material respects with such Laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any Health Plan, to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of PPACA, HCERA, or the Code.

Section 4.15 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, or other agreement with a labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and labor organization. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b) There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2021, the Company and the Company Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case, any such noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2021, all independent contractors and consultants providing personal services to the Company and the Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(d) During the preceding three (3) years, (i) the Company and the Company Subsidiaries have not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of the Company Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.16 No Brokers. Other than with Stifel, Nicolaus & Company, Incorporated (“Stifel”), which the Company has retained as its financial advisor in connection with the Mergers, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement, the entry into this Agreement or the consummation of the Mergers or other transactions contemplated hereby. A true and complete copy of the engagement letter with Stifel have been made available to Parent prior to the date hereof.

Section 4.17 Opinion of Financial Advisor. Stifel, the Company’s financial advisor, rendered to the Company Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Shares (other than Company Common Shares owned by the Company Parties or any wholly owned Company Subsidiary and each Company Common Share owned by an of the Parent Parties or any of their respective wholly owned Subsidiaries) pursuant to this Agreement is fair, from a financial point of view, to such holders. A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes within one (1) Business Day after the date of this Agreement.

Section 4.18 Vote Required. The affirmative vote of the holders of Company Common Shares entitled to cast a majority of all the votes entitled to be cast on the approval of the Company Merger is the only vote of the holders of any class or series of shares of capital stock of the Company or other equity interests in any Company Subsidiary (other than the Partnership) necessary to approve the Mergers and, to the extent such stockholder approval is required, the other transactions contemplated by this Agreement (the “Company Stockholder Approval”).

The Company, as the sole general partner of the Partnership, and CatchMark LP Holder, LLC, a wholly owned subsidiary of the Company, as a limited partner, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, the Partnership.

Section 4.19 Company Material Contracts.

(a) Other than as set forth in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 4.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Material Contracts as of the date hereof. A true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement. Each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) Neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other Party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Company’s Knowledge, oral notice of any material violation of, or material default under, any Company Material Contract.

(c) As of the date of this Agreement, there is no outstanding Indebtedness of the Company and the Company Subsidiaries in excess of $10,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 4.19(c) of the Company Disclosure Schedule.

Section 4.20 Related Party Transactions. Since January 1, 2021 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 4.21 Intellectual Property; Privacy and Information Security.

(a) Section 4.21(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b) To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and the Company has not received any written allegations to that effect.

(c) To the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of the Company or any Company Subsidiary.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 4.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.21(b) and Section 4.21(c)).

(e) To the Company’s Knowledge, the Company and the Company Subsidiaries have implemented and maintain commercially reasonable physical, technical, organizational, and administrative security measures, controls, and policies designed to protect Personal Data, trade secrets, know-how and other confidential and proprietary information owned or collected by the Company, and their information technology systems from and against (i) unauthorized access, use, impairment, destruction, and disclosure of Personal Data and trade secrets; (ii) unauthorized access, use, impairment, and destruction of their computer systems; and (iii) any computer virus, worm, trap or back door, Trojan horse, or any other instruction, code, program, data, or and material that reasonably would be expected to adversely interrupt, discontinue, interfere with, or otherwise affect the operation or use by the Company and the Company Subsidiaries of any Personal Data, confidential information, and/or informational technology systems. Since January 1, 2021 the Company has not discovered or been notified of any unauthorized acquisition, use, disclosure, impairment, deletion, destruction, intrusion to, access to, or breach of any Personal Data, trade secrets and/or information technology systems that: (A) constitutes a breach or a material incident under any applicable privacy or informational security laws; (B) would trigger a notification or reporting requirement under any agreement to which the Company or any Company Subsidiaries is bound; and/or (C) has resulted in any unauthorized acquisition, exposure, access, modification, disclosure, corruption, destruction, or other misuse of any Personal Data, trade secrets, and/or information technology systems.

(f) To the Company’s Knowledge, no such trade secrets or other material confidential information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(g) The IT Assets (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors, (ii) have not, in the past three (3) years, experienced any material errors and/or breakdowns, (iii) to the Company’s Knowledge, do not contain Unauthorized Code, (iv) to the Company’s Knowledge, have not experienced any material security breaches, and (v) are considered by the Company to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of the Company and the Company Subsidiaries as they are currently conducted.

(h) The Company and the Company Subsidiaries comply in all respects with all Privacy and Information Security Requirements, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received any written notice, allegation, complaint or other communication of any Action against such Company concerning any possible violation of any Privacy and Information Security Requirements, and, to Company’s Knowledge there is no pending investigation or inquiry into the Company or any Company Subsidiaries regarding any actual or possible violation of any Privacy and Information Security Requirements. To the Company’s Knowledge, the Company has not suffered a material security breach with respect to any Personal Data that has resulted in a duty on the part of the Company to notify, any person or any regulator. The Company employs commercially reasonable security measures that are designed to comply with all Privacy and Information Security Requirements to protect Personal Data within their custody or control, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.22 Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its directors and officers and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership.

Section 4.24 Investment Company Act. None of the Company or any Company Subsidiary is required to be registered under the Investment Company Act.

Section 4.25 Takeover Statutes. Each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium” or “control share acquisition” statute, the provisions contained in Subtitle 6 of Title 3 of the MGCL or any other anti-takeover statute or similar federal or state statute (the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement.

Section 4.26 No Other Representations or Warranties. The Company Parties acknowledge that, except for the representations and warranties made by the Parent Parties in Article IV, neither Parent, Merger Sub nor any of their respective Representatives makes any representations or warranties, and Parent and Merger Sub hereby disclaim any other representations or warranties, with respect to Parent, Merger Sub, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent and Merger Sub, notwithstanding the delivery or disclosure to the Company Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article V

Representations and Warranties of the Parent Parties

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2021 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Parent Parties delivered concurrently with the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Schedule shall qualify or modify the Section of this Article V to which it corresponds and any other Section of this Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (i) nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Parent Parties made herein and (ii) no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule or C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Merger Sub or any of the Parent Subsidiaries is a party exists or has actually occurred), each of the Parent Parties, jointly and severally, represent and warrant to the Company Parties that:

Section 5.1 Existence; Good Standing; Compliance with Law.

(a) Parent is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has all requisite entity power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of effecting the Mergers. Merger Sub has not and will not, prior to the Company Merger Effective Time and Partnership Merger Effective Time, respectively, engage in any activities other than those incidental to their respective formation or those contemplated by this Agreement and has, and will have as of immediately prior to the Company Merger Effective Time and Partnership Merger Effective Time, respectively, no liabilities other than those contemplated by this Agreement.

(c) Each Subsidiary of Parent (each such Subsidiary, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of incorporation or organization. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(d) Parent has previously provided or made available to the Company true, correct and complete copies of (i) the Third Restated Certificate of Incorporation of Parent (the “Parent Charter”), (ii) the Bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the Certificate of Formation of Merger Sub (the “Merger Sub Certificate ”), and (iv) the Limited Liability Company Agreement of Merger Sub (as amended from time to time, the “Merger Sub LLC Agreement” and, together with the Merger Sub Certificate, the “Merger Sub Governing Documents”) in each case as amended through the date of this Agreement. Each of the Parent Governing Documents and the Merger Sub Governing Documents are in full force and effect, and neither Parent nor Merger Sub is in violation of any of the provisions of such documents.

Section 5.2 Authority.

(a) Each of the Parent Parties has all requisite corporate or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which a Parent Party or a Parent Subsidiary is a party, including the Company Merger. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action on behalf of such Parent Parties, subject, with respect to the Company Merger, to the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT the filing of the Company Merger Certificate with the DSOS and, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. No other entity proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Company Merger or to consummate the transactions contemplated by this Agreement. This

Agreement has been duly authorized, executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Parent Board at a duly held meeting, has, on behalf of Parent and in its capacity as sole member of Merger Sub, by unanimous vote, duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers, and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(c) Merger Sub has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Merger Sub is a party. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action, and no other limited liability company proceedings or organizational action on the part of Merger Sub are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the Partnership Merger Certificate with the DSOS. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 4,000,000 shares of Parent preferred stock. As of the close of business on the Capitalization Reference Date, (i) 69,372,304 shares of Parent Common Stock were issued and outstanding, (ii) 742,406 shares of Parent Common Stock were available for grant under the Parent Equity Incentive Plans, (iii) an aggregate of 666,081 shares of Parent Common Stock were reserved for issuance pursuant to the terms of outstanding stock options, restricted stock units and other awards granted pursuant to the Parent Equity Incentive Plans, (iv) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent or any Parent Subsidiary (other than the restricted stock units, other awards and options disclosed in the foregoing clause (iii)) with respect to the Parent Common Stock were outstanding, and (v) Parent does not have any shares of capital stock or other equity interests issued or outstanding except as set forth in this sentence. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b) Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c) As of the Capitalization Reference Date, there were an aggregate of 666,081 outstanding equity awards granted by Parent under the Parent Equity Incentive Plans (each, a “Parent Equity Award” and, collectively, the “Parent Equity Awards”). All shares of Parent Common Stock to be issued pursuant to any Parent Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. Other than such outstanding Parent Equity Awards, there are no other equity-based awards or other rights with respect to shares of Parent Common Stock issued and outstanding under the Parent Equity Incentive Plans or otherwise as of the Capitalization Reference Date. All Parent Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Parent Equity Incentive Plans.

(d) There are no agreements or understandings to which Parent, Merger Sub or any Parent Significant Subsidiaries is a party with respect to the voting of any shares of capital stock of Parent or which restrict the transfer of any such shares.

(e) As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any Parent Significant Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, any partnership interests or any other securities of Parent, Merger Sub or any Parent Significant Subsidiary.

(f) Parent is the sole member of Merger Sub and sole holder of limited liability company interests in Merger Sub.

(g) Parent does not have a “poison pill” or similar stockholder rights plan.

(h) Except as set forth in this Section 5.3, as of the date hereof, there are no (i) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent, Merger Sub or any Parent Significant Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent, Merger Sub or any Parent Significant Subsidiary was bound with respect to the voting of any shares of capital stock of Parent, Merger Sub or Parent Subsidiaries, or (iii) contractual obligations or commitments of any character to which Parent, Merger Sub or any Parent Significant Subsidiary was a party or by which Parent, Merger Sub or any Parent Significant Subsidiary was bound restricting the transfer or, or requiring the registration for sale of, any shares of capital stock of Parent or equity interests in Merger Sub or any Parent Significant Subsidiary. As of the date hereof, none of Parent, Merger Sub or any Parent Significant Subsidiary has granted any preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(i) All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of Merger Sub or any Parent Significant Subsidiary which have been authorized and declared prior to the date hereof have been paid in full or set aside for payment (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Significant Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Significant Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Significant Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Significant Subsidiary to issue, transfer or sell any interests of any Parent Significant Subsidiary. All issued and outstanding shares or other equity interests of each Parent Significant Subsidiary are owned directly or indirectly by Merger Sub free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Merger Sub’s or any Parent Significant Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for the filing of the Company Articles of Merger with, and the acceptance for record of the Company Articles of Merger by, the SDAT and the filing of the Company Merger Certificate and the Partnership Merger Certificate with the DSOS, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or the compliance by Parent, Merger Sub or the Parent Significant Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Parent Governing Documents or the Merger Sub Governing Documents, (ii) require any filing by Parent, Merger Sub or any Parent Significant Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (1) the filing with the SEC of the Form S-4 and Proxy Statement/Prospectus, and the declaration of effectiveness of the Form S-4, and (2) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE and Nasdaq, as applicable, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by Parent, Merger Sub or any Parent Significant Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Parent, Merger Sub or any of the Parent Significant Subsidiaries pursuant to any of the terms, conditions or provisions of any Parent Material Contract to which Parent, Merger Sub or any Parent Significant Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to Parent, Merger Sub or any Parent Significant Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.6 Compliance with Applicable Laws. Since January 1, 2021, none of Parent, Merger Sub or the Parent Significant Subsidiaries has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to Parent, Merger Sub or any Parent Significant Subsidiary or by which any property or asset of Parent, Merger Sub or any Parent Significant Subsidiary is bound (except for Laws addressed in Section 5.11 or Section 5.12, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except for Permits that are the subject of Section 5.11 and Section 5.12, which are addressed solely in those Sections, Parent, Merger Sub and each Parent Significant Subsidiary has all Permits necessary to conduct Parent’s, Merger Sub’s or a Parent Significant Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent, Merger Sub or any Parent Significant Subsidiary has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2021, Parent, Merger Sub and each Parent Significant Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 5.7 SEC Reports, Financial Statements and Internal Controls.

(a) Each of the Parent Parties has, since January 1, 2021, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, Parent SEC Reports (other than preliminary materials) (i) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Merger Sub. Neither Parent nor Merger Sub has any outstanding and unresolved comments from the SEC with respect to Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. No Parent Subsidiary is required to file any form or report with the SEC.

(b) None of Parent, Merger Sub or any Parent Significant Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent, Merger Sub and any Parent Significant Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent, Merger Sub or any Parent Significant Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent, Merger Sub, any Parent Significant Subsidiary or such Parent’s, Merger Sub’s or Parent Significant Subsidiary’s audited financial statements or other Parent SEC Reports.

(c) There are no liabilities of Parent, Merger Sub or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2021 (including the notes thereto) included in the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2021.

(d) Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Parent is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2021 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since December 31, 2021, Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (i) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in the reports Parent is required to file under the Exchange Act, and (ii) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 5.8 Litigation. There is no Action pending or, to Parent’s Knowledge, threatened against Parent, Merger Sub or any of the Parent Significant Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent, Merger Sub or any Parent Significant Subsidiary nor any of the Parent Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9 Absence of Certain Changes. Except as expressly contemplated by this Agreement, since January 1, 2022 through the date hereof, Parent, Merger Sub and the Parent Significant Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of Parent Common Stock); (b) any Parent Material Contracts entered into by Parent, Merger Sub or any of the Parent Subsidiaries; (c) any material change in Parent’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Taxes.

(a) Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by it (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has paid (or had paid on its behalf) all material Taxes required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Parent (i) for all taxable years commencing with its taxable year ending December 31, 2006 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify for taxation as a REIT for such years, (ii) has operated at all times since such date, and intends to continue to operate through the Company Merger Effective Time, in such a manner as to permit it to continue to qualify for taxation as a REIT for the taxable year that will include the Company Mergers, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify for taxation as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s Knowledge, threatened.

(c) The most recent financial statements contained in Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No material deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e) No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition directly or indirectly by Parent or its formation has been a corporation for United States federal income tax purposes, other than a Parent Subsidiary REIT, a corporation that qualifies as Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(f) No entity in which Parent directly or indirectly owns an interest is or at any time since the later of the date of its acquisition directly or indirectly by Parent or its formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(g) Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(h) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(i) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(j) There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k) There is no Tax allocation or sharing agreement or similar arrangement with respect to which Parent or any Parent Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business, in each case the primary purpose of which is not Taxes). There are no Tax Protection Agreements to which the Parent, any Parent Subsidiary or any other entity in which the Parent or a Parent Subsidiary has an interest is directly or indirectly subject.

(l) Neither Parent nor any Parent Subsidiary is or has been a party to any “listed transaction” as such term is defined in the Treasury Regulations Section 1.6011-4(b)(2).

(m) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is a Parent Subsidiary that is a Taxable REIT Subsidiary of Parent) or (ii) has any liability for the Taxes of any Person (other than Parent or a Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(n) Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o) Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Intended Tax Treatment.

(p) Neither the Parent nor any of the Parent Subsidiaries (i) has, or has ever had a permanent establishment (within the meaning of an applicable income Tax treaty) in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country, other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident (other than withholding Tax collected at source).

(q) Neither the Parent nor any of the Parent Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 5.11 Properties.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, Merger Sub or one of the Parent Subsidiaries owns fee simple title to or has a leasehold interest in or an equivalent contractual right to conduct all or a portion of Parent’s business upon, each of the real properties identified as owned by Parent in the Parent SEC Reports (collectively, the “Parent Properties”). In each case, such Parent Properties are owned or leased, as the case may be, free and clear of Encumbrances, except for (i) liens for taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent, Merger Sub nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of Parent Properties, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming its continued use in the manner it is currently operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(c) Except as would not have, or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Parent Property in favor of a Governmental Authority, or mineral or subsurface rights granted to or retained by another, neither Parent nor any of the Parent Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Parent Property or any portion thereof.

(d) To the Parent’s Knowledge, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no boundary disputes relating to any Parent Properties and no encroachments materially and adversely affecting the use of any Parent Properties and (ii) with respect to each Parent Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Parent and each Parent Subsidiary as presently conducted to the extent related to such Parent Property.

Section 5.12 Environmental Matters.

(a) Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither Parent nor any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or have liability under, any Environmental Law, the subject of which remains unresolved, except as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for Parent or any Parent Subsidiary.

(d) Since January 1, 2021, neither Parent nor any Parent Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by Parent or the Parent Subsidiaries, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, this Section 5.12 contains the exclusive representations and warranties of the Parent Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 5.13 Opinion of Financial Advisor. BofA Securities, Inc., a subsidiary of Bank of America Corporation, the Parent’s financial advisor, rendered to the Parent Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that, as of the date of its opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. Such opinion has not been materially amended or rescinded as of the date of this Agreement.

Section 5.14 Vote Required. No vote of the stockholders of Parent is necessary for the approval of the Company Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent.

Section 5.15 Parent Material Contracts.

(a) The Parent SEC Reports set forth a true, correct and complete list of all Parent Material Contracts as of the date hereof. Each Parent Material Contract is legal, valid, binding and enforceable on the Parent, Merger Sub and each Parent Subsidiary that is a party thereto, and, to Parent’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) None of Parent, Merger Sub or any Parent Subsidiary is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent, Merger Sub or any Parent Subsidiary has received written, or to Parent’s Knowledge, oral notice of any material violation of, or material default under, any Parent Material Contract.

Section 5.16 Related Party Transactions. From January 1, 2021 through the date of this Agreement, there have been no transactions or contracts between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 5.17 Insurance. Parent, Merger Sub and the Parent Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and which Parent believes are adequate for the operation of its business and the protection of its assets. There is no claim by Parent, Merger Sub or any Parent Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer and (b) would have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by Parent with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.18 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders, or at the Company Stockholder Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its officers and directors, Merger Sub and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of any Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Parent Parties.

Section 5.19 Investment Company Act. None of Parent, Merger Sub or any Parent Subsidiary is required to be registered under the Investment Company Act.

Section 5.20 Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 5.21 No Other Representations or Warranties. The Parent Parties acknowledge that, except for the representations and warranties made by the Company and the Partnership in Article V, neither the Company, the Partnership nor any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article VI

Conduct of Business Pending the Mergers

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement and the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as otherwise expressly required or permitted by this Agreement, (iii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures, the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (A) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (B) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present officers, and (4) preserve the Company’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, none of the Company Parties or any of the Company Subsidiaries will, during the Interim Period, except (w) to the extent required by Law, (x) as otherwise expressly required or permitted by this Agreement, (y) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (z) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures:

(a) split, combine, reclassify or subdivide any shares of capital stock, units or other equity securities or ownership interests of any Company Party or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b) declare, set aside or pay any dividend on, or make any other distributions (whether in cash, shares or property or otherwise) in respect of, any shares of capital stock of the Company, any units of the Partnership or other equity securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.17; (ii) the regular distributions to be made in respect of the Partnership LTIP Units and the Partnership OP Units in connection with any permitted dividends paid on the Company Common Shares and distributions that are required to be made in respect of the Partnership LTIP Units and the Partnership OP Units, in each case in accordance with the Partnership Agreement; (iii) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company, the Partnership or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; (iv) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company in accordance with the requirements of the organizational documents of such Company Subsidiary; and (v) distributions to the extent required for the Company to maintain its status as a REIT under the Code or to avoid or reduce the incurrence of any entity-level income or excise Taxes by the Company;

(c) except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries or (ii) exchanges of Partnership LTIP Units or Partnership OP Units for Company Common Shares,

in accordance with the Partnership Agreement, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity interests or shares of capital stock of any class or any other securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(d) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of any Company Party or a Company Subsidiary, other than (i) the repurchase of Company “excess shares” pursuant to the Company Charter, (ii) the repurchase or withholding of Company Common Shares to satisfy withholding Tax obligations with respect to outstanding Company Equity Awards, (iii) the redemption or purchase of Partnership LTIP Units or Partnership OP Units to the extent required under the terms of the Partnership Agreement, or (iv) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(e) acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, real property or personal property, except (i) as set forth in Section 6.1(e) of the Company Disclosure Schedule or (ii) acquisitions at a total cost of less than $1,000,000 in the aggregate; provided, however, that the Company and the Company Subsidiaries shall be permitted to take any action they are obligated to take under any joint venture agreement to which the Company or such Company Subsidiaries are a party as of the date of this Agreement and that has been provided to Parent prior to the date of this Agreement;

(f) except as set forth in Section 6.1(f) of the Company Disclosure Schedule, sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except (i) sales, transfers or other such dispositions of any Company Property or any other material assets that do not exceed $1,000,000 in the aggregate, (ii) pledges or Encumbrances of direct or indirect equity interests in entities from time to time under the Company Credit Facilities, (iii) by the Company, or any wholly owned Company Subsidiary, with, to or from any existing wholly owned Company Subsidiary, or (iv) as required under any joint venture agreement to which the Company or such Company Subsidiaries are a party as of the date of this Agreement and that has been provided to Parent prior to the date of this Agreement;

(g) (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)), (B) Indebtedness incurred in connection with the funding of any transactions permitted by this Section 6.1 (provided, that (1) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (C) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that (1) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, (2) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness and (3) the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (D) any additional Indebtedness in an amount that, in the aggregate, does not exceed $5,000,000 (provided, that (1) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (2) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (E) as set forth in Section 6.1(h) of the Company Disclosure Schedule, (F) inter-company Indebtedness among the Company and the Company Subsidiaries, or (G) any surety bonds not exceeding $500,000 individually or $1,000,000 in the aggregate, which, in the case of each of clauses (A) through (G), do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (ii) loans or advances required to be made under any ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property, (iii) loans, advances or capital contributions required to be made under any existing joint venture arrangement to which the Company or a Company Subsidiary is a party and that are set forth on Section 6.1(i) of the Company Disclosure Schedule, or (iv) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(i) subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $500,000 individually or $1,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Shares, Partnership LTIP Units or Partnership OP Units, are in accordance with Section 7.10;

(j) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(k) enter into any new line of business;

(l) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(m) enter into any joint venture, partnership or new funds or other similar agreement;

(n) except as required by applicable Law, as required by the terms of any Company Employee Program as in effect on the date hereof, as set forth in Section 6.1(n) of the Company Disclosure Schedule, including the Company 2022 Retention Plan, or as required by any other provision of this Agreement (i) hire any officer or employee (with an annual compensation in excess of $75,000) of the Company or promote or appoint any Person to a position of officer of the Company (other than to replace any officer below the level of vice president that departs after the date of this Agreement), or hire or retain any consultant except pursuant to an agreement terminable by the Company upon notice of 30 days or less without any fee or penalty to the Company, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any current or former directors, officers or employees of the Company or any Company Subsidiary, (iii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other Company Employee Program, (iv) accelerate the vesting or payment of any award under any Company Equity Incentive Plan or of any other compensation or benefits to any current or former directors, officers or employees of the Company or any Company Subsidiary, (v) grant any awards under any Company Equity Incentive Plan or any bonus, incentive, performance or other compensation plan or arrangement, or (vi) fund or otherwise secure the payment of any compensation or benefits under any Company Employee Program;

(o) except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Charter or Company Bylaws, or (ii) the Partnership Agreement or Certificate of Limited Partnership, or (iii) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(p) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Company Subsidiaries to the extent permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Company Parties to consummate the Mergers;

(q) amend any term of any outstanding shares of capital stock or other equity security of the Company or any Company Subsidiary;

(r) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), except (i) as expressly permitted by this Section 6.1, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent, Merger Sub or any Parent Subsidiary, (iv) the entry into any customer or commercial contracts in the ordinary course of business, (v) any renewal of any of the insurance policies of the Company upon the scheduled termination on substantially the same terms as currently in effect, or (vi) set forth in Section 6.1(r) of the Company Disclosure Schedule

(s) except as set forth in Section 6.1(s) of the Company Disclosure Schedule, enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(t) make or commit to make any capital expenditures except (i) pursuant to the Company’s budget set forth in Section 6.1(t) of the Company Disclosure Schedule, (ii) capital expenditures necessary to repair any casualty losses in an amount up to $1,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iii) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure);

(u) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company to fail to qualify as a REIT, or (ii) any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(v) enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve the Company’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be, provided, however, that in the case of each of clauses (i) and (ii), the Company shall promptly notify Parent of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action;

(w) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Intended Tax Treatment;

(x) permit any insurance policy naming the Company or any of the Company Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(y) except to the extent permitted by Section 7.4(b), take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(z) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of the Company, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Company or the Partnership from purchasing or redeeming Partnership LTIP Units or Partnership OP Units from holders of Partnership LTIP Units or Partnership OP Units pursuant to Section 8.05 of the Partnership Agreement; provided, however, that in the case of each of clauses (i) and (ii), if such action would otherwise constitute a breach of this Agreement, the Company shall promptly notify Parent of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action.

Section 6.2 Conduct of Business by Parent. During the Interim Period, except (i) to the extent required by Law, (ii) as otherwise expressly required or permitted by this Agreement, (iii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (iv) any action taken, or omitted to be taken, pursuant to any

COVID-19 Measures, the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Significant Subsidiaries to use its commercially reasonable efforts to, (A) carry on their respective businesses in all material respects in ordinary course, consistent with past practice, and (B) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present executive officers, and (4) preserve Parent’s status as a REIT within the meaning of the Code. Without limiting the foregoing, neither the Parent Parties nor any Parent Significant Subsidiary will, during the Interim Period, except (w) to the extent required by Law, (x) as otherwise expressly required or permitted by this Agreement, (y) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (z) any action taken, or omitted to be taken, pursuant to any COVID-19 Measures:

(a) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of capital stock of Parent, any interests in Merger Sub or other equity securities or ownership interests in Parent, Merger Sub or any Parent Significant Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.17; (ii) dividends or distributions, declared, set aside or paid by any Parent Significant Subsidiary to Parent or any Parent Significant Subsidiary that is, directly or indirectly, wholly owned by Parent; (iii) distributions by any Parent Significant Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the organizational documents of such Parent Significant Subsidiary; and (iv) distributions to the extent required for Parent or any Parent Subsidiary REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise Taxes by Parent or such Parent Subsidiary REIT;

(b) acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof or real property that, in each case, would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers on a timely basis;

(c) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(d) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(e) except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter (other than any amendments necessary to effect the Company Merger or the other transactions contemplated hereby) or Parent Bylaws, (ii) the Merger Sub LLC Agreement (other than any amendments necessary to effect the Partnership Merger, the Company Merger or the other transactions contemplated hereby) or Merger Sub Certificate or (iii) such equivalent organizational or governing documents of any Parent Significant Subsidiary material to Parent, Merger Sub and the Parent Significant Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(f) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Merger Sub or any Parent Significant Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(g) take any action that would, or fail to take action, the failure of which to be taken would, reasonably be expected to cause (i) Parent or any Parent Subsidiary REIT to fail to qualify as a REIT or (ii) any Parent Significant Subsidiary other than a Parent Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(h) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Intended Tax Treatment;

(i) take any action that would result in any vote of the stockholders of Parent being required for the approval of the Company Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent;

(j) except to the extent permitted by Section 7.4(b) or as required by applicable Law, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(k) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Parent Subsidiary other than a Parent Subsidiary REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, if such action would otherwise constitute a breach of this Agreement, Parent shall promptly notify the Company of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action.

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Merger Sub’s or any Parent Subsidiary’s operations prior to the Partnership Merger Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Partnership Merger Effective Time. Prior to the Partnership Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

Covenants

Section 7.1 Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting; Listing Application.

(a) As soon as reasonably practicable following the date of this Agreement, (i) each of the Parties hereto shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Mergers, which will include the preliminary Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to Nasdaq the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Mergers on Nasdaq. Each of the Parties hereto shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Mergers. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by Nasdaq as promptly as is practicable following submission. Each of the Parties hereto shall furnish to any other Party any and all information concerning itself, its Affiliates and the holders of its shares of capital stock or other equity interests as may be required or reasonably requested to be disclosed in the Form S-4 and in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the Nasdaq listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or Nasdaq and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from Nasdaq for amendments or supplements to the Nasdaq listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or Nasdaq, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the Nasdaq listing application received from Nasdaq and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from Nasdaq with respect to the Nasdaq listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from Nasdaq with respect to the Nasdaq listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the Nasdaq listing application to Nasdaq or responding to any comments of Nasdaq, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel. Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the Nasdaq listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, Nasdaq rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Mergers, and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent, Merger Sub or any of the Parent Subsidiaries, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c) As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of seeking the Company Stockholder Approval (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”). The Company shall cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act; provided, however, that in no event shall the Company be required to cause the Proxy Statement/Prospectus to be mailed prior to the thirty-fifth (35th) day following the date hereof. The Company Recommendation shall be included in the Proxy Statement/Prospectus and the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, unless a Change in Company Recommendation has occurred in compliance with Section 7.4(a)(iv) or Section 7.4(a)(v). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Company Merger; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent.

Section 7.2 Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company Parties and the Parent Parties each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other

Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the Parties reasonably deem appropriate; provided that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby; and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3 Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ and Parent’s and its directors’, as applicable, right and duty to act in a manner consistent with their duties, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary or advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private third party, including any that are required to be obtained or made under any Law or any contract, agreement or instrument to which the Company, the Partnership or any Company Subsidiary or Parent, Merger Sub or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Authority, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

Section 7.4 Acquisition Proposals; Changes in Recommendation.

(a) Except as expressly provided in this Section 7.4, from and after the date hereof, the Company shall not, shall cause the Company Subsidiaries and its and their respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and the Company Subsidiaries’ other Representatives not to, directly or indirectly, (w) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (x) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Person relating to, an Acquisition Proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an Acquisition Proposal, (y) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to any Acquisition Proposal (an “Acquisition Agreement”), or (z) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit the Company or its Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(i) Notwithstanding anything in this Agreement to the contrary, the Company Board shall be permitted to take the following actions, prior to the Company Stockholder Meeting, in response to an unsolicited bona fide written Acquisition Proposal by a Person made after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(b)) and which the Company Board concludes in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal: (A) engage in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal, and (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, prior to taking any of the actions described in the immediately preceding clause (A) and clause (B), the Company must comply with its obligations under Section 7.4(a)(ii) with respect to such Acquisition Proposal and must notify Parent that it intends to take such action with respect to such Acquisition Proposal. The Company shall provide Parent with a copy of any nonpublic information or data provided to the Person who made such Acquisition Proposal promptly (but in no event later than twenty-four (24) hours) after furnishing such information to such Person to the extent such nonpublic information or data has not been previously provided to Parent. For purposes of this Section 7.4(a)(i), an “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are not materially more favorable as a whole to such counterparty than those contained in the Confidentiality Agreement with respect to Parent; provided, however, that such confidentiality agreement shall not contain any standstill.

(ii) The Company shall promptly (but in no event later than twenty-four (24) hours) notify Parent orally, and promptly thereafter in writing, of the receipt by the Company, the Partnership, the Company Board or any of their respective Representatives of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry, proposal, indication of interest or offer, and the material terms and conditions of, such inquiry, proposal, indication of interest or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). The Company shall (A) promptly (but in no event later than twenty-four (24) hours) notify Parent, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the Acquisition Proposal and (B) keep Parent informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal.

(iii) Except as provided in Section 7.4(a)(iv) or Section 7.4(a)(v), neither the Company Board nor any committee thereof shall (A) withhold or withdraw, or qualify or modify in any manner adverse to the Parent Parties, the Company Recommendation, (B) adopt, approve or recommend any Acquisition Proposal (or any transaction or series of related transactions included within the definition of an Acquisition Proposal), (C) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of Company Common Shares, fail to issue a press release or other public communication that reaffirms the Company Recommendation within ten (10) Business Days after Parent so requests in writing, (F) authorize, cause or permit the Company or any of its Affiliates to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(a)(i)), or (G) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (F) (any action set forth in this Section 7.4(a)(iii), a “Change in Company Recommendation”).

(iv) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation or terminate this Agreement pursuant to Section 9.1(e), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of Section 7.4(a) or Section 7.4(b)), is made to the Company and is not withdrawn, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (D) three (3) Business Days (the “Notice Period”) shall have elapsed since the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the material terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Superior Proposal Notice”), which Superior Proposal Notice shall not, in and of itself, be deemed a Change in Company Recommendation for any purpose of this Agreement, (E) during such Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (F) the Company Board, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to do so would be inconsistent with their duties as directors under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, that (1) in the event of any change to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent an additional Superior Proposal Notice and the Notice Period shall recommence (provided that any such new Notice Period shall be a period of two (2) Business Days following receipt by Parent of any such additional Superior Proposal Notice and ending at 11:59 p.m. (New York time) on such second (2nd) Business Day) and the Company shall be required to comply with subclauses (E) and (F) above anew (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the three (3) Business Day duration applicable to the initial Notice Period) and (2) in the event the Company Board does not determine in accordance with the immediately preceding clause (F) that such Acquisition Proposal is a Superior Proposal, but thereafter determines to make a Change in

Company Recommendation pursuant to this Section 7.4 or terminate this Agreement pursuant to Section 9.1(e) with respect to an Acquisition Proposal (whether from the same or different Person), the foregoing procedures and requirements referred to in this Section 7.4(a)(iv) shall apply anew prior to the taking of any such actions.

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation (but only as set forth in clauses (A) or (C) or, to the extent related to clauses (A) or (C), clause (G) of Section 7.4(a)(iii)) if and only if (A) an Intervening Event has occurred, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (C) three (3) Business Days (the “Intervening Event Notice Period”) shall have elapsed since the Company has given written notice (which written notice shall not, in and of itself, be deemed a Change in Company Recommendation for any purpose of this Agreement) to Parent advising that the Company intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such Intervening Event Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (E) the Company Board, following such Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that failure to do so would be inconsistent with their duties as directors under applicable Law; provided, however, that in the event the Company Board does not make such a Change in Company Recommendation following such Intervening Event Notice Period, but thereafter determines to make such a Change in Company Recommendation pursuant to this Section 7.4(a)(v) in circumstances not involving an Acquisition Proposal, the foregoing procedures and requirements referred to in this Section 7.4(a)(v) shall apply anew prior to the taking of any such actions.

(vi) Nothing contained in this Section 7.4 shall prohibit the Company from (A) taking and disclosing to its stockholders a position contemplated by Rule 14e-2 (a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Company Board reasonably determines (after consultation with its outside counsel) is required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that any such disclosure does not contain or otherwise constitute a Change in Company Recommendation. For the avoidance of doubt, the Company Board may not make a Change in Company Recommendation unless in compliance with Section 7.4(a)(iv) or Section 7.4(a)(v).

(b) Upon execution of this Agreement, the Company agrees that it will and will cause the Company Subsidiaries, and its and their Representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal, (ii) terminate any such Third Party’s access to any physical or electronic data rooms and (iii) request that any such Third Party and its Representatives (A) destroy or return all confidential information concerning the Company or the Company Subsidiaries furnished by or on behalf of the Company or any of the Company Subsidiaries and (B) destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between the Company or any of the Company Subsidiaries and such Person. The Company agrees that it will promptly inform its and the Company Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any violation of the restrictions set forth in this Section 7.4 by any director or officer of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company for purposes of this Agreement.

(c) Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of the Company Merger to be submitted to a vote of its stockholders at the Company Stockholder Meeting.

(d) Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), approval of the Company Merger is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Stockholder Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Company Stockholder Meeting to obtain the Company Stockholder Approval, which the Company shall propose to be acted on by its stockholders at the Company Stockholder Meeting.

(e) The Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Mergers prior to the termination of this Agreement.

Section 7.5 Directors’ and Officers’ Indemnification.

(a) From and after the Company Merger Effective Time, Parent (the “Indemnifying Party”) shall, for a period of six (6) years from the Company Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Company Merger Effective Time, serving as a manager, director, officer or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Company Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective

Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent.

(b) Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time now existing in favor of the current or former directors, officers, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Company Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified parties for a period of six (6) years following the Company Merger Effective Time; provided, however, that if at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c) Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Company Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to 300% of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Schedule (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d) If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e) The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party and other Person referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of the Company Subsidiaries to, (i) furnish the Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent, Merger Sub and Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, and (ii) with respect to the Company and the Company Subsidiaries, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all Company Properties; provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not result in a loss of such attorney-client, attorney work product or other legal privilege) or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Partnership Merger Effective Time, each of the Company

Parties and each of the Parent Parties shall not, and shall direct their respective Representatives and Affiliates not to, contact or otherwise communicate (for the avoidance of doubt, other than any public communications otherwise permitted by this Agreement) with parties with which such Party knows the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that, notwithstanding the foregoing or anything else in this Agreement or in the Confidentiality Agreements to the contrary, a Party and its respective Representatives and Affiliates may contact or otherwise communicate with such parties without any consent of the other Party (I) in pursuing its own business activities (operating in the ordinary course) or (II) in connection with the activities contemplated by Section 7.18.

(b) Prior to the Company Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold any nonpublic information exchanged pursuant to this Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.7 Public Announcements. Except with respect to any Change in Company Recommendation or any action taken by the Company or the Company Board pursuant to and in accordance with Section 7.4 and the Initial Press Release (as defined below), so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement, none of the Company or the Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (a) if the disclosure contained therein is consistent in all material respects with the Initial Press Release or (b) as may be required by Law, order or the applicable rules of any stock exchange or quotation system if, in the case of this clause (b), (i) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (ii) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party. The Parties have agreed upon the form of a press release announcing the Mergers and the execution of this Agreement (the “Initial Press Release”) and shall make the Initial Press Release no later than one Business Day following the date on which this Agreement is signed.

Section 7.8 Employment Matters. For a period commencing on the Company Merger Effective Time and ending on the date that is twelve (12) months following the Closing Date, Parent shall, and shall cause each Parent Subsidiary, as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time and who remains employed by Parent or any Parent Subsidiary during such period (each, a “Continuing Employee” and collectively, the “Continuing Employees”), with (i) a base salary or wage rate, as applicable, that is no less favorable than the base salary or wage rate in effect with respect to such Continuing Employee immediately prior to the Company Merger Effective Time, (ii) an annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Company Merger Effective Time, and (iii) other compensation and benefits (including severance benefits, paid-time off, health insurance and equity-based compensation opportunities) that are substantially comparable, in the aggregate, to the compensation and benefits provided to such Continuing Employee immediately prior to the Company Merger Effective Time.

(b) To the extent that the termination of employment of some or all employees of the Company or any Company Subsidiary who are not Continuing Employees results in or contributes to the existence of a qualifying event under any WARN Act following the Closing, Parent shall be responsible for all notice and payment requirements under such WARN Act.

(c) Parent shall, and shall cause the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan, maintained by Parent and the Parent Subsidiaries in which such Continuing Employee is eligible to participate (“Parent Employee Program”) (but, for the avoidance of doubt, not for purposes of any benefit accrual under any defined benefit pension plan or other retirement or savings plan) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary as of the date of this Agreement, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, (ii) such service was not recognized under the corresponding Company Employee Program, or (iii) such service would not apply for the purpose of any Parent Employee Program under which similarly situated employees of Parent and the Parent Subsidiaries do not receive credit for prior service (including prior service with predecessor employers) or that is grandfathered or frozen, either with respect to eligibility to participate, vesting or level of benefits.

(d) To the extent permitted by applicable Law, Parent shall use, and shall cause the Parent Subsidiaries to use, commercially reasonable efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Employee Program during the calendar year in which the Closing occurs.

(e) During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8 and the Company and the Company Subsidiaries agree, upon the reasonable request of Parent, to assist the Parent Parties with respect to post-closing employment matters relating to employees of the Company and the Company Subsidiaries.

(f) Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent, the Parent Subsidiaries, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program or any Parent Employee Program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent, or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 7.9 Certain Tax Matters.

(a) Each of Parent and the Company shall use their respective reasonable best efforts (before and, as relevant, after the Company Merger Effective Time) to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat the Company Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares, Partnership LTIP Units or Partnership OP Units, all Transfer Taxes.

(c) The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the Company’s qualification for taxation as a REIT (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2022 taxable year. The Parent and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Parent to be treated as a Taxable REIT Subsidiary of Parent, effective as of the date of the Company Merger Effective Time.

Section 7.10 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, any of the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with any of the Mergers or the other transactions contemplated by this Agreement.

(b) Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Drop Dead Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or the Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c) Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against the Company, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company, such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11 Section 16 Matters. Prior to the Company Merger Effective Time, the Company, and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Shares (including derivative securities with respect thereto) or acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable Law.

Section 7.12 Voting of Company Common Shares. Parent shall vote all Company Common Shares beneficially owned by it, Merger Sub or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Company Merger.

Section 7.13 Termination of Company Equity Incentive Plans. Prior to the Company Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plans to effect the intent of Article III and to terminate the Company Equity Incentive Plans effective as of the Company Merger Effective Time, and to ensure that no awards will be made under the Company Equity Incentive Plans following the Company Merger Effective Time and no Person shall otherwise acquire any interest in the Company, Parent, Merger Sub or any Parent Subsidiary, whether by purchase, exercise or otherwise, under the Company Equity Incentive Plans after the Company Merger Effective Time.

Section 7.14 Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.15 Tax Representation Letters.

(a) The Company Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(c) and Section 8.3(e), (ii) deliver to King & Spalding LLP (“Company Counsel”), counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP (“Parent Counsel”), counsel to Parent, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Company counsel or Parent Counsel (or such other counsel described in Section 8.2(c) and Section 8.3(d)) to render the opinions described in Section 8.2(c) and Section 8.3(d), respectively, on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4) and (iii) deliver to Company Counsel, Parent Counsel or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Company Counsel, or other counsel described in Section 8.2(e), to render an opinion on the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), , as described in Section 8.2(e), and Parent Counsel, or other counsel described in Section 8.3(e), to render an opinion on the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), as described in Section 8.3(e).

(b) The Parent Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Parent Counsel or other counsel described in Section 8.3(d), a tax representation letter, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Parent Parties, containing customary representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Parent Counsel, or such other counsel described in Section 8.3(d), to render the opinion described in Section 8.3(d) on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4), and (iii) deliver to Company Counsel, Parent Counsel or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), and signed by an officer of the Parent Parties, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Company Counsel, or other counsel described in Section 8.2(e), to render an opinion on the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), as described in Section 8.2(e), and Parent Counsel, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4), as described in Section 8.3(e).

Section 7.16 Accrued Dividends. In the event that a distribution with respect to the Company Common Shares permitted under the terms of this Agreement has (a) a record date prior to the Company Merger Effective Time and (b) has not been paid as of the Company Merger Effective Time, the holders of Company Common Shares, Partnership LTIP Units and Partnership OP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.17 Dividends and Distributions.

(a) From and after the date of this Agreement until the earlier of the Partnership Merger Effective Time and termination of this Agreement pursuant to Section 9.1, neither Parent nor the Company shall make, declare or set aside any dividend or other distribution to its respective stockholders or shareholders without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, (A) the authorization and payment of quarterly distributions at a rate not in excess of $0.075 per share, per quarter and (B) for the avoidance of doubt, the regular distributions that are required to be made in respect of the Partnership LTIP Units and the Partnership OP Units in connection with any dividends paid on the Company Common Shares in accordance with the terms of the Partnership Agreement and (ii) in the case of Parent, the authorization and payment of quarterly distributions at a rate not in excess of $0.44 per share, per quarter; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Shares or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Shares and the holders of Parent Common Stock, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Shares and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that any such quarterly distribution by the Company and Parent shall have the same record date and the same payment date in order to ensure that the stockholders of the Company and the shareholders of Parent receive the same number of such dividends prior to the Partnership Merger Effective Time. The intent of the foregoing is to ensure that each Party’s respective stockholders and shareholders receive the same number of dividends, paid at the rates authorized above, and should not be read to require that the Parties declare dividends of equivalent amounts.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders or shareholders in excess of the amounts described in Section 7.17(a) distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”). Except as necessary to fulfil the purposes of the REIT Dividend, the record date for the REIT dividend shall be the close of business on the last Business Day prior to the Closing Date and the payment date shall be as soon as practicable following the Closing Date (and in the case of a dividend payable by the Company, will be paid by Parent as agent on behalf of the Company solely out of Company assets segregated by Parent for such purpose).

(c) If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the date of the Company Stockholder Meeting and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of Company Common Shares, in an amount per Company Common Share equal to the quotient obtained by dividing (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock by (B) the Exchange Ratio and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the product of (1) the REIT Dividend declared by the Company with respect to each Company Common Share and (2) the Exchange Ratio. The record date for any dividend payable pursuant to this Section 7.17(c) shall be the close of business on the last Business Day prior to the Closing Date and the payment date for such dividend shall be as soon as practicable following the Closing Date (and in the case of a dividend payable by the Company, will be paid by Parent as agent on behalf of the Company solely out of Company assets segregated by Parent for such purpose).

Section 7.18 Other Transactions; Parent-Approved Transactions. During the Interim Period, the Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) identify certain assets that Parent may desire to be purchased by one or more Parent Subsidiaries or the Affiliates of the Parent Parties from one or more Company Subsidiaries as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Parent Subsidiaries, (b) identify certain assets that Parent may desire to be purchased by one or more Company Subsidiaries from one or more Parent Subsidiaries or the Affiliates of the Parent Parties as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Company Subsidiaries, (c) cause such purchases or sales referred to in the foregoing clauses (a) and (b) to be completed pursuant to such terms as may be designated by Parent and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code, (d) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited liability companies and one or more Company Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (e) cause any Company Subsidiary to make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes or to revoke a previously made Taxable REIT Subsidiary Election, (f) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more Company Subsidiaries at a price and on such other terms as designated by Parent, (g) exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any contract to which the Company or a Company Subsidiary is a party, (h) sell or cause to be sold any of the assets and properties of the Company or one or more Company Subsidiaries at a price and on such other terms as designated by Parent, and (i) otherwise effect such transactions as would facilitate the tax-efficient combination and integration of the Company and Company Subsidiaries with the Parent and the Parent Subsidiaries (any action or transaction described in clause (a) through (i), a “Parent-Approved Transaction”) ; provided, that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries existing as of the date hereof, (B) any Company Material Contract existing as of the date hereof, or (C) applicable Law, (ii) any such conversions, effective times of terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or the Company Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article VIII having been satisfied (or, with respect to Section 8.2, waived) and receipt by the Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration or the Fractional Share Consideration, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), and (v) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to materially increase the unreimbursed United States federal, state or local income Tax being imposed on any holder of Partnership LTIP Units or Partnership OP Units (other than the Company or any Company Subsidiary), as compared to the amount of Tax such holder would be required to pay had the Closing occurred without the taking of such action. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.18. The Company shall not be deemed to have made a Change in Company Recommendation or entered into or agreed to enter an Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 9.3(a), nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 9.3(a). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 7.18, and Parent shall indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed), other than any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that result from the gross negligence or willful misconduct by the Company or any Company Subsidiary or from their failure to comply with any instructions of Parent with respect to any such actions.

Section 7.19 Financing Cooperation. During the Interim Period, the Company shall, and shall cause the Company Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of the Company Credit Facilities) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including timely taking all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to Closing in respect of the Company Debt Agreements and delivering all officer’s certificates and legal opinions required to be delivered in connection thereof; provided that any arrangements, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into pursuant to this Section 7.19 shall be effective at or immediately prior to the Partnership Merger Effective Time (other than any notices required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Partnership Merger Effective Time).

Section 7.20 Withholding Certificates. The Company shall use its reasonable best efforts to obtain and deliver to Parent prior to the Partnership Merger Effective Time (i) a duly executed certificate of non-foreign status, dated as of the date of the Company Merger Effective Time, from each holder of Partnership LTIP Units or Partnership OP Units that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) in compliance with Treasury Regulations 1.1445-2(b)(2), Section 1446(f)(2)(A) of the Code, and Treasury Regulations Section 1.1446(f)-2(b)(2), and (ii) in the case of each such holder that is not a “United States person,” such other certificates as will permit all payments to such holder under this Agreement to be made free of any withholding; provided, however, that in the event that any such certificate is not delivered to Parent prior to the Partnership Merger Effective Time, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

Article VIII

Conditions to the Mergers

Section 8.1 Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the other Parties, at or prior to the Closing, of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Prohibitive Laws. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(c) No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(d) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Mergers shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 8.2 Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company Parties contained in Section 4.1 (other than Section 4.1(c)) (Existence, Good Standing; Compliance with Law), Section 4.2 (Authority), Section 4.4 (Subsidiary Interests), Section 4.5 (Other Interests), Section 4.18 (Vote Required) and Section 4.24 (Investment Company Act), shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Company Parties contained in Section 4.25 (Takeover Statutes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of the Company Parties contained in Section 4.17 (Opinion of Financial Advisor) shall be true and correct in all respects as of the date hereof, (iv) the representations and warranties of the Company Parties contained in Section 4.3 (other than Section 4.3(c)) (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (v) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (v), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (v), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a). Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of the Company Parties. Each of the Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(c) REIT Qualification Opinion. Parent shall have received a written tax opinion of Company Counsel (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 2009 and ending immediately prior to the Company Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

(d) Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(e) Section 368 Opinion. Parent shall have received the written opinion of Parent Counsel (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Section 8.3 Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in Section 5.1 (Existence, Good Standing; Compliance with Law), Section 5.2 (Authority) and Section 5.18 (Information Supplied) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Parent Parties contained in Section 5.14 (Vote Required) and Section 5.20 (Takeover Statute) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of Parent Parties contained in Section 5.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iv) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a). The Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(c) Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(d) REIT Qualification Opinion. The Company shall have received a tax opinion of Parent Counsel (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit C to this Agreement, dated as of the Closing Date, to the effect that beginning with Parent’s taxable year ended December 31, 2006 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

(e) Section 368 Opinion. The Company shall have received the written opinion of Company Counsel (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Article IX

Termination, Amendment and Waiver

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time, whether before or after the receipt of Company Stockholder Approval (unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board, as applicable, as follows:

(a) by the mutual written consent of Parent and the Company;

(b) by either the Company or Parent, by written notice to the other Party:

(i) if, upon the completion of the voting at the Company Stockholder Meeting, the Company Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily caused by any action or failure to act of any of the Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or

(iii) if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on the date that is six (6) months after the date of this Agreement (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Drop Dead Date;

(c) by Parent upon written notice from Parent to the Company, if any of the Company Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Company Parties before such earlier date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d) by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Parent Parties before such earlier date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e) by the Company upon written notice from the Company to Parent, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.4(a)(iv); provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(b) is made in full to Parent prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal; or

(f) by Parent upon written notice from Parent to the Company, (i) if a Change in Company Recommendation shall have occurred; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) in respect of a Change in Company Recommendation shall expire if and when the Company Stockholder Approval is obtained, or (ii) upon a Willful Breach of Section 7.4 by the Company.

Section 9.2 Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreements and the agreements contained in Section 7.6(b) (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees), Section 9.4 (Payment of Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that nothing shall relieve any Party from liabilities or damages arising out of any Fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Termination Fees.

(a) If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement, the Company (i) receives or has received an Acquisition Proposal with respect to the Company or any Company Subsidiary that has been publicly announced or otherwise communicated to the Company Board prior to the time of the Company Stockholder Meeting (with respect to a termination under Section 9.1(b)(i)) or prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iii) or Section 9.1(c)), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions included within the definition of an Acquisition Proposal is consummated or the Company or a Company Subsidiary enters into an Acquisition Agreement that is later consummated, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal or such executed Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(b) If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) Parent pursuant to Section 9.1(f), then, in each case, the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, either prior to or concurrently with the occurrence of such termination (in the case of Section 9.1(e)) or within two (2) Business Days of such termination (in the case of Section 9.1(f)).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion; and

(ii) if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(b) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of Fraud or a Willful Breach of this Agreement by any of the Company Parties.

(d) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 9.3, such that the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4 Payment of Termination Fee.

(a) In the event that the Company is obligated to pay Parent the Termination Fee, the Company shall pay to Parent from the Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Termination Fee and (ii) the sum of (A) the maximum amount that can be paid to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by Parent’s independent certified public accountants (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event Parent receives either (1) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from Parent’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Termination Fee, as applicable, less the amount payable under clause (A) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent selected by the Company (that is reasonably satisfactory to Parent) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made, at the time the Company is obligated to pay Parent such amount pursuant to Section 9.3, by wire transfer of immediately available funds.

(b) The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to Parent (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Parent’s accountants revising that amount, in which case the escrow agent shall release such amount to Parent (or its designee), or (ii) a letter from Parent’s counsel indicating that Parent received a ruling from the IRS holding that the receipt by Parent (or its designee) of the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent (or its designee) of the Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Termination Fee, as applicable, to Parent (or its designee). The Company agrees to amend this Section 9.4(b) at the request of Parent in order to (A) maximize the portion of the Termination Fee, as applicable, that may be distributed to Parent (or its designee) hereunder without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve Parent’s chances of securing a favorable ruling described in this Section 9.4(b) or (C) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Termination Fee that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of the Company to pay the unpaid portion of the Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Company. The Company shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c) Except at set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Section 9.5 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.

Section 9.6 Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Company Parties, on the one hand, and the Parent Parties, on the other hand, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of the Company Parties, on the one hand, and the Parent Parties, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Parties against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Article X

General Provisions

Section 10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a) if to any of the Parent Parties:

PotlatchDeltic Corporation
601 West First Avenue
Suite 1600
Spokane, Washington 99201
Attention:	General Counsel
Email:	Michele.Tyler@PotlatchDeltic.com

with a copy (which shall not constitute notice) to:

Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, Washington 98101-3099
Attention:	Andrew Bor
Lance Bass
Email:	abor@perkinscoie.com
lbass@perkinscoie.com

(b) if to any of the Company Parties:

CatchMark Timber Trust, Inc.
5 Concourse Parkway
Suite 2650
Atlanta, Georgia 30328

Attention:	General Counsel
Email:	lesley.solomon@catchmark.com

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street NE
Atlanta, Georgia 30309
Attention:	Spencer Johnson
Tony Rothermel
John Anderson
Email:	csjohnson@kslaw.com
trothermel@kslaw.com
john.anderson@kslaw.com

Section 10.2 Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least two (2) Business Days prior to the date of this Agreement, (b) furnished prior to the execution of this Agreement in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives at least two (2) Business Days prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least two (2) Business Days prior to the date of this Agreement. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Partnership Merger Effective Time. This Section 10.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Partnership Merger Effective Time.

Section 10.4 Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreements, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.5 Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except for (a) Section 2.4(a), which shall inure to the benefit of the Company Designated Director who is expressly intended to be a third-party beneficiary thereof and who may enforce the covenants contained therein so long as the Company Designated Director serves on the Parent Board, (b) Article II and Article III, which shall inure to the benefit of the stockholders of the Company and the limited partners of the Partnership who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (c) Section 7.5, which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.7 Choice of Law/Consent to Jurisdiction.

(a) The Partnership Merger shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to its rules of conflict of laws. Except as provided in the immediately preceding sentence, all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

(b) Each of the Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program (the “Maryland Court”) for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each of the Parties agrees, (i) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.8 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.8, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c) The Parties’ right of specific enforcement is an integral part of the Mergers and the other transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.8(c). In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.8(c).

Section 10.9 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

CATCHMARK TIMBER TRUST, INC.

By:	/s/ Brian M. Davis
	Name:	Brian M. Davis
	Title:	Chief Executive Officer and President

CATCHMARK TIMBER OPERATING PARTNERSHIP, L.P.

By: CatchMark Timber Trust, Inc., its general partner

By:	/s/ Brian M. Davis
	Name:	Brian M. Davis
	Title:	Chief Executive Officer and President

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

POTLATCHDELTIC CORPORATION

By:	/s/ Eric J. Cremers
	Name:	Eric J. Cremers
	Title:	President and Chief Executive Officer

HORIZON MERGER SUB 2022, LLC

By: PotlatchDeltic Corporation, its sole member

By:	/s/ Eric J. Cremers
	Name:	Eric J. Cremers
	Title:	President and Chief Executive Officer

Exhibit 99.1

News Release

For immediate release:

PotlatchDeltic and CatchMark to Combine to Create a Leading Integrated Timber REIT

Combined Company Will Have Approximately 2.2 Million Acres of Diversified High-Quality Timberlands

Will Remain the Timber REIT with the Most Leverage to Lumber Prices

Creates Opportunities to Leverage Attractive Real Estate Portfolio

Compelling Synergies Expected to Drive Approximately $16 Million Increase in Pro Forma Cash Available for Distribution by End of First Year

Transaction Expected to Close in Second Half of 2022

Companies to Host Conference Call and Webcast Today at 5:30 a.m. Pacific Time / 8:30 a.m. Eastern Time

SPOKANE, Wash., ATLANTA, Ga. May 31, 2022 (BUSINESS WIRE) – PotlatchDeltic Corporation (Nasdaq: PCH) (“PotlatchDeltic”) and CatchMark Timber Trust, Inc. (NYSE: CTT) (“CatchMark”) today announced that they have entered into a definitive agreement to combine in an all-stock transaction. The acquisition by PotlatchDeltic will strengthen and diversify a leading integrated timber REIT and continue to enhance shareholder value.

Based on the closing stock prices of PotlatchDeltic and CatchMark on May 27, 2022, the combined company is expected to have a pro forma market capitalization over $4 billion and total enterprise value of more than $5 billion, including $557 million in net debt.

Under the terms of the agreement, which has been unanimously approved by the Board of Directors of both companies, CatchMark stockholders will receive 0.23 common shares of PotlatchDeltic stock for each common share of CatchMark that they own. This reflects a price per share of $12.88 for each common share of CatchMark, and a 55% premium to CatchMark’s common share price as of the close of business on May 27, 2022. Following close of the transaction, PotlatchDeltic stockholders will own approximately 86% of the combined company, and CatchMark stockholders will own approximately 14% on a fully diluted basis.

The combination brings together two high quality timberland REITs resulting in PotlatchDeltic owning approximately 2.2 million acres of diversified timberlands including 626,000 acres in Idaho and over 1.5 million acres in strengthening markets in the U.S. South. PotlatchDeltic also remains the timber REIT with the most leverage to lumber prices, including 1.1 billion board feet of lumber capacity. The transaction also combines two successful and complementary real estate businesses.

Eric J. Cremers, President and Chief Executive Officer of PotlatchDeltic, said, “We are excited about growing shareholder value by combining PotlatchDeltic and CatchMark. With CatchMark, we gain significant scale in three states and diversify our timberland holdings into some of the strongest markets in the U.S. South. In addition, the location of CatchMark’s land near large population centers provides attractive rural real estate sales opportunities. PotlatchDeltic will retain a strong balance sheet and liquidity after the merger is completed, providing a platform for continued growth. We also remain committed to responsible environmental, social, and governance strategies.”

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Brian M. Davis, President and Chief Executive Officer of CatchMark, said, “This partnership with PotlatchDeltic unlocks value for our stockholders and positions us well for sustainable success over the long term. By joining together our high quality assets and our dedicated and talented employees, we will greatly enhance the potential of PotlatchDeltic. We look forward to working together as we integrate our two companies and capitalize on the robust opportunities for growth and success.”

PotlatchDeltic and CatchMark: Leveraging Two Great Timber REITs

The combination offers significant strategic and financial opportunities beyond what could be achieved by either company on a standalone basis, notably through:

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Complementary Timberland Portfolios. The combination will result in geographic diversity and scale, increasing PotlatchDeltic’s U.S. South ownership to over 1.5 million acres of timberland in six states. The transaction adds approximately 350,000 acres of superior site index timberlands in Alabama, South Carolina, and Georgia. CatchMark’s timberlands are in some of the strongest markets in the U.S. South with a deep base of well capitalized customers. PotlatchDeltic and CatchMark share a dedication to continue managing timberlands sustainably using best management practices and third-party certification.

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HBU Real Estate Opportunities. The combination will result in a diverse real estate portfolio with CatchMark’s timberlands located close to large population centers. PotlatchDeltic will leverage its rural land sales expertise and strategy, along with CatchMark’s local market knowledge, to maximize rural real estate sales opportunities. These opportunities include potential conservation and solar transactions.

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Compelling Synergies and Accretive to CAD. Cash Available for Distribution (“CAD”) annual synergies are estimated to be $16 million, reflecting reduced overhead and the elimination of public company expenses, insourcing timberland management and reducing interest expense by refinancing CatchMark’s debt. PotlatchDeltic expects the run rate synergies to be achieved by the end of the first full year after the merger closes. PotlatchDeltic expects the transaction will be accretive to Cash Available for Distribution (“CAD”) per share in the first full year, excluding costs to achieve synergies and assuming the full synergies run rate.

•	Meaningful Increase in Stable Cash Flows. EBITDDA contributed by CatchMark is expected to average $55 million annually over the first five years, assuming full synergies run rate.

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Growing Shareholder Value Through Balanced Capital Allocation. A strong balance sheet, with pro forma combined Debt to Enterprise Value of approximately 10% will enable PotlatchDeltic to remain flexible and take advantage of other capital allocation opportunities. The addition of CatchMark’s cash flows and CAD synergies provide strong coverage for PotlatchDeltic’s attractive and growing dividend.

Board Composition and Headquarters

The Board of Directors of the combined company will consist of nine Directors from PotlatchDeltic and one Director from CatchMark. The corporate headquarters will be maintained in Spokane, Washington. A regional office will be maintained in Atlanta, Georgia.

Timing and Approvals

The transaction is expected to close in the second half of 2022. The transaction requires approval of stockholders of CatchMark and is subject to the satisfaction of customary closing conditions and regulatory approvals. Due to the transaction, CatchMark has postponed the 2022 annual meeting of its stockholders that had been scheduled for June 14, 2022.

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Advisors

BofA Securities, Inc. is serving as exclusive financial advisor and Perkins Coie LLP is serving as legal advisor to PotlatchDeltic. Stifel, Nicolaus & Company, Inc. is serving as exclusive financial advisor and King & Spalding LLP is serving as legal advisor to CatchMark.

Conference Call Information

A live conference call and webcast will be held Tuesday, May 31, 2022, at 5:30 a.m. Pacific Time (8:30 a.m. Eastern Time). Investors may access the webcast at www.potlatchdeltic.com by clicking on the Investors link or by conference call at 1-888-510-2507 for U.S./Canada and 1-646-960-0351 for international callers. Participants will be asked to provide conference I.D. number 7281983. Supplemental materials that will be discussed during the call are available on the website.

A replay of the conference call will be available two hours following the call until June 9, 2022, by calling 1-800-770-2030 for U.S./Canada or 1-647-362-9199 for international callers. Callers must enter conference I.D. number 7281983 to access the replay.

About PotlatchDeltic

PotlatchDeltic (Nasdaq: PCH) is a leading Real Estate Investment Trust (REIT) that owns approximately 1.8 million acres of timberlands in Alabama, Arkansas, Idaho, Louisiana, Minnesota and Mississippi. Through its taxable REIT subsidiary, the company also operates six sawmills, an industrial-grade plywood mill, a residential and commercial real estate development business and a rural timberland sales program. PotlatchDeltic, a leader in sustainable forest management, is committed to environmental and social responsibility and to responsible governance. More information can be found at www.potlatchdeltic.com.

About CatchMark

CatchMark (NYSE: CTT) invests in prime timberlands located in the nation’s leading mill markets, seeking to capture the highest value per acre and to generate sustainable yields through disciplined management and superior stewardship of its exceptional resources. Headquartered in Atlanta and focused exclusively on timberland ownership and management, CatchMark began operations in 2007 and owns interests in approximately 350,000 acres of timberlands located in the U.S. South. For more information visit www.catchmark.com.

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic Corporation (“PotlatchDeltic) and CatchMark Timber Trust, Inc. (“CatchMark”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that constitutes a prospectus of PotlatchDeltic and will also include a proxy statement of CatchMark. After the Registration Statement has been declared effective, CatchMark will mail the definitive proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger, when available. Investors will be able to obtain free copies of the proxy statement/prospectus, when it is filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

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Participants in the Solicitation

PotlatchDeltic and CatchMark and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CatchMark in connection with the merger transaction. Certain information about the directors and executive officers of PotlatchDeltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 17, 2022, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 29, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. Certain information about the directors and executive officers of CatchMark is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 3, 2022 and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 15, 2022, and will be contained in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these document from PotlatchDeltic and CatchMark using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express PotlatchDeltic’s, CatchMark’s or their respective management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark’s stockholders to approve the merger transaction; disruption to PotlatchDeltic’s or CatchMark’s business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic’s and CatchMark’s reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

CONTACTS For PotlatchDeltic:	(Investors)	(Media)
	Jerry Richards	Anna Torma
	509.835.1521	509.835.1558

For CatchMark:	(Investors)	(Media)
	Ursula Godoy-Arbelaez	Mary Beth Ryan (Millar Ryan LLC)
	855.858.9794	203.268.0158

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